Exhibit 99.125
TECHNICAL REPORT ON THE THOMPSON CREEK MINE, LOCATED IN CENTRAL IDAHO, U.S.A.

PREPARED FOR BLUE PEARL MINING LTD.
Report for NI 43-101
Authors:
William E. Roscoe, P.Eng.
John T. Postle, P.Eng.
Stephen McMaster, P.Eng.
Hoe Teh, P.Eng.
Pierre C. Pelletier, P.Eng.

July 31, 2006

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

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TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-3
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Local Geology and Property Geology	7-3
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
General Statement	17-1
Mineral Resource Estimate	17-3
Mineral Reserve Estimate	17-10
18 OTHER RELEVANT DATA AND INFORMATION	18-1
Mining Operations	18-1
Recoverability	18-9
Markets	18-11
Contracts	18-12
Environmental Considerations	18-13
Taxes	18-17
Capital and Operating Cost Estimates	18-17

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PAGE
Economic Analysis	18-19
Payback	18-22
Mine Life	18-22
19 INTERPRETATION AND CONCLUSIONS	19-1
20 RECOMMENDATIONS	20-1
21 REFERENCES	21-1
22 SIGNATURE PAGE	22-1
23 CERTIFICATE OF QUALIFICATIONS	23-1
24 APPENDIX 1	24-1
Mineral and Mill Site Claims	24-1
25 APPENDIX 2	25-1
Major Mining Equipment	25-1
26 APPENDIX 3	26-1
Mine Forecasts at Varying Molybdenum Prices	26-1
LIST OF TABLES

PAGE
Table 1-1 Mineral Resources (Imperial Units)	1-6
Table 1-2 Mineral Resources (Metric Units)	1-6
Table 1-3 Mineral Reserves (Imperial Units)	1-8
Table 1-4 Mineral Reserves (Metric Units)	1-8
Table 1-5 Sensitivity Analysis for Thompson Creek Mine	1-14
Table 1-6 Project Value at Varying Molybdenum Prices	1-14
Table 6-1 Historical Production at the Thompson Creek Mine	6-4
Table 11-1 Drilling on Thompson Creek	11-1
Table 17-1 Mineral Resources (Imperial Units)	17-2
Table 17-2 Mineral Resources (Metric Units)	17-2
Table 17-3 Mineral Reserves (Imperial Units)	17-3
Table 17-4 Mineral Reserves (Metric Units)	17-3
Table 17-5 Statistics of Mo Composites	17-5
Table 17-6 Mineral Resources (Imperial Units)	17-8
Table 17-7 Mineral Resources (Metric Units)	17-8
Table 17-8 Reconciliation of Mined Grade to Block Model Grade	17-10
Table 17-9 Mineral Reserves (Imperial Units)	17-12
Table 17-10 Mineral Reserves (Metric Units)	17-13
Table 18-1 Thompson Creek Life of Mine Plan	18-5
Table 18-2 Sensitivity Analysis for Thompson Creek Mine	18-22
Table 18-3 Project Value at Varying Molybdenum Prices	18-22

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LIST OF FIGURES

PAGE
Figure 1-1 Sensitivity Analysis For Thompson Creek Mine	1-13
Figure 4-1 General Location Map	4-3
Figure 4-2 Property Location Map	4-4
Figure 5-1 Site Plan	5-3
Figure 6-1 Thompson Creek Group of Companies	6-2
Figure 7-1 Regional Geology	7-2
Figure 7-2 Local Geology	7-4
Figure 11-1 In Pit Diamond Drill Hole Collar Map	11-3
Figure 18-1 Pit Plan	18-2
Figure 18-2 Process Flow Sheet	18-10
Figure 18-3 Historical Molybdenum Prices	18-12
Figure 18-4 Sensitivity Analysis for Thompson Creek Mine	18-21
LIST OF APPENDIX FIGURES & TABLES

PAGE
Table 24-1 Mineral and Mill Site Claims	24-2
Table 25-1 Major Mining Equipment at Thompson Creek Mine	25-2
Table 26-1 Life of Mine Forecast Base Case at Long Range Molybdenum Price of US$8/lb	26-1
Table 26-2 Life of Mine Forecast at Long Range Molybdenum Price of US$5/lb	26-2
Table 26-3 Life of Mine Forecast at Long Range Molybdenum Price of US$10/lb	26-3
Table 26-4 Life of Mine Forecast at Long Range Molybdenum Price of US$15/lb	26-4
Table 26-5 Life of Mine Forecast at Long Range Molybdenum Price of US$20/lb	26-1

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1 SUMMARY
EXECUTIVE SUMMARY
     Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA), Hatch Ltd. (Hatch), and Rescan Environmental Services Ltd. (Rescan), collectively the Consultants, were retained by Blue Pearl Mining Ltd. (Blue Pearl) to prepare an independent Technical Report on the Thompson Creek mine located near Challis, Idaho. The purpose of this report is to document a major property transaction by Blue Pearl and to provide due diligence for financing of the transaction. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). The Consultants visited the property on June 2, 2006.
     Thompson Creek Metals Company, through its subsidiaries, Thompson Creek Mining Company and Cyprus Thompson Creek Mining Company (together Thompson Creek) operates an open pit molybdenum mine and concentrator near Challis, Idaho. The operation consists of an open pit mine, ore crusher and conveyer system, concentrator, tailings and containment dam, water and electrical transmission lines, support facilities (offices, maintenance shops and warehouse), and access roads. Open pit mining at Thompson Creek began in 1983.
     Material mined from the Thompson Creek open pit is treated at a processing plant on site. Molybdenite concentrate is produced and shipped to a refinery owned by Thompson Creek in Langeloth, Pennsylvania, where the molybdenite is roasted to make molybdenum trioxide (MoO3) and other products, which are sold to various customers. The Thompson Creek sales office is located in Denver, Colorado.
CONCLUSIONS
1.	The Thompson Creek mine is a well established and important molybdenum producer that has operated since 1983. Production over the period 2000 to 2005 totals 23.4 million tons averaging 0.101% Mo for a total of 49.5 million pounds of molybdenum.

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2.	The mineral resources were estimated in 2000 by The Winters Company (Winters) based on over 300,000 ft. of drilling in 280 holes. The database was verified by Winters.

3.	The Consultants reviewed the Winters mineral resource estimate for the Thompson Creek deposit. In the Consultants’ opinion, the database, methodology and classification used for the mineral resource estimate are in keeping with industry standards and are reasonable. The Thompson Creek mineral resources as of April 30, 2006 consist of 61.4 million tons of measured resource at 0.104% Mo, 135.5 million tons of indicated resource at 0.0.090% Mo and 38.1 million tons of inferred resource at 0.066% Mo. These resources are at a cut-off grade of 0.04% Mo, which may be too high for current Mo prices.

4.	The Consultants reviewed the mineral reserve estimate for the Thompson Creek mine. Mineral reserves are included in the mineral resources. The reserve estimate is based on a 2006 open pit design by Thompson Creek reviewed by J.T. Boyd and Company. In the Consultants opinion, the pit design and mineral reserve estimate are reasonable. As of April 30, 2006, Thompson Creek mineral reserves consist of 31.0 million tons of proven reserve at 0.123% Mo and 40.1 million tons of probable reserve at 0.116% Mo.

5.	Cut-off grade for both the mineral resource and mineral reserve estimate is 0.04% Mo, which, in the Consultants’ opinion, may be too high for current Mo prices.

6.	The Consultants reviewed the life of mine plan for the next 10 years commencing October 1, 2006, and believe that the production targets, mine operating cost forecasts, and the capital cost forecast are reasonable. The Consultants, however, are of the opinion that the production plan needs to be reviewed in order to determine the economics of increasing the production rate in order to operate the concentrator at full capacity.

7.	In the Consultants’ opinion, the Thompson Creek mine will generate a positive cash flow over the life of the mine, based on the economic assumptions used in this report.
RECOMMENDATIONS
1.	The Consultants recommend a review of the production plan in order to determine the economics of increasing the production rate in order to operate the concentrator at full capacity. This will be a complex study since additional tailings impoundment will be required.

2.	The Consultants recommend that the pit slope assumptions in the Phase 7 mine plan be reviewed by Call & Nicholas Inc.

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TECHNICAL SUMMARY
PROPERTY DESCRIPTION AND LOCATION
     The Thompson Creek mine is located approximately 30 miles southwest of the town of Challis, Idaho. Access is by highway and gravel roads from Challis in central Idaho. The site contains a mill, an open pit, and support buildings such as a dry and offices.
LAND TENURE
     Thompson Creek presently controls a block of contiguous mineral claims that include patented lode claims, placer claims, and mill site clams comprising about 25 square miles of land, or about 16,000 acres. The open pit and concentrator are included in this area, along with the tailings and waste dumps. Maintenance buildings are located on private land.
SITE INFRASTRUCTURE
     Currently on site, there is a concentrator with a design capacity of 25,000 tons per day, crushing facilities, dry facilities, offices, two rock dumps with sediment dams, a tailings management facility, and the Thompson Creek open pit. The site is serviced by a well-maintained gravel road. Electric power is provided to the site by the Bonneville Power Administration through a 24.7 mile 230 kV power line to the South Butte Substation, then by a 2.6 mile 69 kV line to the millsite. Both of these lines are owned by Thompson Creek.
HISTORY
     The Thompson Creek deposit was discovered in 1968 by Cyprus Minerals Corporation (Cyprus). Construction started in 1981, and full production commenced in 1983 and continued until 1992. In 1993, the mine was purchased by Thompson Creek Mining Company, operations resumed in 1994 and continue to present. During a period of low metal prices in 2001 and 2002, waste stripping was curtailed to reduce operating costs.

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GEOLOGY
     The Thompson Creek porphyry molybdenum deposit lies near the eastern margin of the Idaho Batholith which intrudes a deformed sequence of Paleozoic Sedimentary rocks. Part of the deposit is overlain by Eocene Challis Volcanics. The deposit consists of molybdenite-quartz vein stockworks associated with potassic alteration of quartz monzonite. The deposit is approximately 5,000 ft. NW-SW by 2,100 ft. across and 2,500 ft. deep. No exploration work or drilling has been carried out by Blue Pearl.
MINERAL RESOURCES
     The mineral resources were estimated in a 2000 report by The Winters Company (Winters 2000) and are based on a database consisting of 321,058 ft. of drilling in 280 holes. Winters (2000) verified the data used in the mineral resource estimate. Composites were created in down hole intervals of 50 ft. A block size of 50 ft. by 50 ft. by 50 ft. was selected for the block model. Grades were interpolated into structural and lithological domains in the block model by inverse distance to the third power (ID3) using a two pass approach.
     The Consultants are of the opinion that the approach, procedures, database, and methods used by Winters (2000) for the block model resource estimate are reasonable and follow general industry practice. Our review indicates that the grades of the blocks give a reasonable representation of the drill hole grades in general. Reconciliation of as-mined grades with block model grades in recent years provides confidence in the block model grade estimation and suggests that the mineral resource grade may be lower than the actual grade by a small percentage.
     Winters (2000) classified the mineral resource blocks into measured, indicated, and inferred categories based on the distance of the block from the closest composite used to estimate its grade. The Consultants are of the opinion that the classification of mineral resources is reasonable.

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     Mineral resources at the Thompson Creek mine as of April 30, 2006 are listed for several cut-off grades in Imperial units in Table 1-1 and in metric units in Table 1-2. In the Consultants’ view, the mineral resources should be reported at a cut-off grade of 0.04% Mo.

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TABLE 1-1 MINERAL RESOURCES (IMPERIAL UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

Cut-	Measured			Indicated			Meas. + Indic.			Inferred
off	M	%	Contained Mo		%	Contained Mo		%	Contained Mo			Contained Mo
% Mo	tons	Mo	M Lb	M tons	Mo	M Lb	M tons	Mo	M Lb	M tons	% Mo	M Lb

0.03	73.4	0.093	136.4	176.9	0.077	272.2	250.3	0.082	408.6	75.7	0.051	76.6
0.04	61.4	0.104	127.9	135.5	0.090	242.7	196.8	0.094	370.6	38.1	0.066	50.2
0.05	51.8	0.115	119.4	107.9	0.101	218.1	159.7	0.106	337.4	25.3	0.077	38.9
0.07	40.4	0.131	106.0	78.6	0.117	184.1	119.0	0.122	290.1	14.2	0.091	25.8
0.09	28.2	0.154	86.7	51.6	0.137	141.0	79.8	0.143	227.8	6.2	0.107	13.1
0.11	20.5	0.174	71.4	30.7	0.163	99.8	51.2	0.167	171.2	1.4	0.136	3.9

Note: Numbers may not add due to rounding
TABLE 1-2 MINERAL RESOURCES (METRIC UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

Cut-	Measured			Indicated			Meas. + Indic.			Inferred
off	M	%	Contained Mo	M	%	Contained Mo	M	%	Contained Mo	M	%	Contained Mo
% Mo	tonnes	Mo	M Lb	tonnes	Mo	M Lb	tonnes	Mo	M Lb	tonnes	Mo	M Lb

0.03	66.6	0.093	136.4	160.5	0.077	272.2	227.1	0.082	408.6	68.7	0.051	76.6
0.04	55.7	0.104	127.9	122.9	0.090	242.7	178.6	0.094	370.6	34.5	0.066	50.2
0.05	47.0	0.115	119.4	97.8	0.101	218.1	144.9	0.106	337.4	22.9	0.077	38.9
0.07	36.7	0.131	106.0	71.3	0.117	184.1	108.0	0.122	290.1	12.9	0.091	25.8
0.09	25.6	0.154	86.7	46.8	0.137	141.0	72.4	0.143	227.8	5.6	0.107	13.2
0.11	18.6	0.174	71.4	27.8	0.163	99.8	46.4	0.167	171.2	1.3	0.136	3.9

Note: Numbers may not add due to rounding

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MINERAL RESERVES
     The effective date of the mineral reserve estimate is April 30, 2006. The mineral reserves are included in the mineral resources.
     In the Winters (2000) report, several different open pit scenarios were analyzed and designated as Phases 4, 5, and 6. Each successive phase has more waste mined. Phases 4 and 5 are now completed and Phase 6 is in progress. A push-back, Phase 7, was designed by Thompson Creek using Whittle software and reviewed by J.T. Boyd and Company (Boyd) for Thompson Creek in July 2006. Technical and economic parameters in the open pit design and mine plan used by the Consultants include:
•	average waste to ore strip ratio of 2.33:1

•	average concentrator recovery of 90.6%

•	average operating costs of US$7.84 per ton

•	molybdenum price of US$5.00 per pound

•	roasting recovery of 98.5%

•	pit slopes of 36° to 47°
     Cut-off grade is 0.04% Mo which, in the Consultants’ view, is too high for current molybdenum prices. In the Consultants’ opinion, the pit design and mine plan should be reviewed in light of the current higher price regime.
     Less than 1% of the total tonnage in the Thompson Creek pit design/mine plan reviewed by Boyd is in the inferred resource category. This inferred resource has a negligible effect on the economics of the Thompson Creek mine and has not been included in the mineral reserves listed in Table 1-3 and Table 1-4. Mineral reserves at the Thompson Creek mine as of April 30, 2006 are listed by push-back phase in Imperial units in Table 1-3 and in metric units in Table 1-4. The reserves have been classified as proven or probable based on the previous classification of the blocks in the resource model as measured or indicated, respectively.

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TABLE 1-3 MINERAL RESERVES (IMPERIAL UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M	%	Contained	M	%	Contained	M	%	Contained
Phase	tons	Mo	Mo M Lb	tons	Mo	Mo M Lb	tons	Mo	Mo M Lb

5	1.3	0.160	4.0	1.5	0.184	5.6	2.8	0.173	9.6
6	15.5	0.139	43.3	16.2	0.130	41.9	31.7	0.134	85.2
7	11.8	0.107	25.2	22.4	0.102	45.6	34.2	0.103	70.8
Total	28.6	0.127	72.5	40.1	0.116	93.0	68.7	0.120	165.5
Stockpile	2.5	0.072	3.5				2.5	0.072	3.5

Total	31.0	0.123	76.0	40.1	0.116	93.0	71.1	0.119	169.1

Note: Numbers may not add correctly due to rounding.
TABLE 1-4 MINERAL RESERVES (METRIC UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M	%	Contained	M	%	Contained	M		Contained
Phase	tonnes	Mo	Mo M Lb	tonnes	Mo	Mo M Lb	tonnes	%Mo	Mo M Lb

5	1.1	0.160	4.0	1.4	0.184	5.6	2.5	0.173	9.6
6	14.1	0.139	43.3	14.7	0.130	41.9	28.8	0.134	85.2
7	10.7	0.107	25.2	20.4	0.102	45.6	31.0	0.103	70.8
Total	25.9	0.127	72.5	36.4	0.116	93.0	62.3	0.120	165.5
Stockpile	2.2	0.072	3.5				2.2	0.072	3.5

Total	28.1	0.123	76.0	36.4	0.116	93.0	64.5	0.119	169.1

Note: Numbers may not add correctly due to rounding.
     The Consultants have reviewed the Boyd July 2006 report and consider the pit design and mineral reserves to be reasonable.
     From the descriptions of the Cyprus sample preparation and assay procedures, the Consultants conclude that appropriate industry standards were followed. The Consultants have not reviewed any information about sample security but have no reason to suspect that it did not follow industry standards for the times the sampling was carried out.
     The Consultants toured the lab during the site visit and noted no problem areas.
MINING OPERATIONS
     Mining is done by conventional open pit methods using cable shovels and haul trucks. The mine cannot produce enough material to operate the concentrator at full capacity;

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therefore, the concentrator is operated for 10 out of every 14 days due to waste stripping requirements.
     The Thompson Creek mine open pit design was optimized by the J.T. Boyd Company. The pit wall slopes vary from 36° for the northeast wall to 47° for the north wall. The mine is currently operating under the Phase 6 Mine Plan which extends to 2011. A Phase 7 mine plan was competed in July 2006 and extends the life of the mine to 2016.
MINERAL PROCESSING
     The Thompson Creek mine produces MoS2 concentrate, which is shipped to Thompson Creek Metal Company’s metallurgical plant in Langeloth, Pennsylvania, to be roasted into MoO3. Ore is crushed and then ground in closed circuit SAG mills. A rougher concentrate is removed and sent for regrinding. For six months each year, pyrite is removed from the tailings for subaqueous deposition. The ore is then sent through column cleaner flotation cells and screened. Screen undersize is leached to remove lead, copper, and uranium. The screen oversize and leeched products are then packaged and sold. Overall recovery is 91.6%. The concentrator has been operating at less than full capacity because the mine cannot produce sufficient material to keep the mill operating full time.
ENVIRONMENTAL CONSIDERATIONS
THOMPSON CREEK MINE
     The operation is clean and appears, to the Consultants, to be well-managed. The environmental concerns are primarily around waste rock acid drainage and tailings. In the longer term, the tailings storage facility may be cause for concern, since the tailings dam as designed has a limited capacity to expand.
     The Thompson Creek Mining Company was issued a Unilateral Administrative Order in October 2005 to clean up the old Tungsten Jim Mine Site under CERCLA by the US Forest Service as part of the United States Department of Agriculture. The order requires

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Thompson Creek Mining Company to clean up the sites. Based on the field inspection of the three sites, it is estimated that the clean-up cost will be in the order of $1 to $1.2 million.
     The reclamation and closure bond at the Thompson Creek mine including cash, security and insurance is $35 million. Long-term closure risks are associated with acid rock drainage and tailings containment. This amount may be increased by $8 million due to the increased estimated cost in the Thompson Creek mine reclamation plan phase 6 update.
LANGELOTH METALLURGICAL PLANT- LANGELOTH, PENNSYLVANIA
     The metallurgical plant in Langeloth is a pyrometallurgical facility which produces MoO3 and ferromolybdenum products. The plant also processes spent catalysts for various clients, primarily in the food industry. The Langeloth metallurgical facility has a water treatment plant to control heavy metals to comply with a National Pollutants Discharge Elimination System (NPDES) permit. An NPDES permit renewal was applied for in 1992 and is still pending. The facility is considered a Title V Air Emission Source.
     In conclusion, the Consultants are of the opinion that the Thompson Creek Metals Company properties are well within the norm of well-managed properties with normal day-to-day environmental issues. The permits associated with the operation of the Thompson Creek Mine are in effect with one exception. The Air Pollution Operating Permit is expired and up for renewal, but existing permit requirements remain in effect until the new permit is issued.
CAPITAL AND OPERATING COST ESTIMATES
     Capital and operating costs were estimated in the Phase 6 and Phase 7 mine plans by the J.T. Boyd Company in November 2004 and July 2006, respectively. These numbers were reviewed by the Consultants and are found to be reasonable and appropriate.

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ECONOMIC ANALYSIS
REVENUE
     The Consultants prepared an economic analysis of the Thompson Creek mine assuming the physical parameters included in the Phase 7 Expansion Mine Plan by Boyd. These included production rates, reserves, metallurgical recovery, and operating costs. Other economic variables are listed below:
•	Metal prices:
o	US$25.00 per pound of molybdenum oxide in 2006/07

o	US$15.00 per pound of molybdenum oxide in 2007/08

o	US$10.00 per pound of molybdenum oxide in 2008/09

o	US$8.00 per pound of molybdenum oxide after 2009
•	Revenue is recognized at the time of production.
     These estimates of prices are derived from reports on molybdenum and market forecasts published on www.sedar.com
COSTS
     The Consultants are of the opinion that the costs as shown in the mine plan are reasonable. Other variables are listed below:
•	Mine life of 10 years.

•	Life of mine production plan as summarized in Table 18-1.

•	Mine life capital totals US$20.8 million.

•	Average operating cost over the mine life is US$7.81 per short ton milled.
     It should be noted that the forecast prepared by the Consultants varies slightly from that prepared for Thompson Creek for the Phase 7 open pit. This is most likely due to rounding of figures. Inferred resource was not included in the cash flow model.
     The cost for transportation and treatment at the Langeloth metallurgical facility was estimated at US$ 0.523/lb Mo. This estimate was provided by Thompson Creek and is based on its current financial statements. The Consultants are of the opinion that these cost estimates are reasonable and appropriate.

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CASH FLOW ANALYSIS
     The Consultants prepared a series of cash flow models for the Thompson Creek mine on a stand-alone basis. The base case’s undiscounted, pre-tax cash flow totals US$845.8 million over the mine life, the total cash cost is US$3.68 per pound of molybdenum, and the mine life capital cost is US$20.8 million, for a total production cost of US$565.8 million. Average annual molybdenum production during operation is 14.8 million pounds per year. Net Present Value (NPV) of the base case at a 10% discount rate is US$590 million. In the opinion of the Consultants, the base case cash flow model is a fair representation of the mine production and pre-tax revenue going forward, at the assumed metal prices, and demonstrates that the estimated mineral reserves are economic.
SENSITIVITY ANALYSIS
     The risks for the mine can be identified in both economic and non-economic terms. The following key parameters that have the largest effect on the economics have been examined by running cash flow sensitivities:
•	Head Grade

•	Recovery

•	Metal Price
     The economics of the Thompson Creek mine are less sensitive to:
•	Operating Costs

•	Exchange Rate

•	Capital Costs
     The results of the sensitivity analyses are shown in Figure 1-1 and Table 1-5. The lower part of Table 1-5, containing the percentage change in NPV, is based on the data summarized in the upper part of the table which shows the change in the cash flow variables over the range of
-20% to +20%. Metallurgical recoveries are capped at the base case values since it is unlikely that they will exceed the base case by the ranges used in the sensitivity analysis.

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     To determine the sensitivity of the mine to a wide range of molybdenum prices, the Consultants have prepared life of mine forecasts, with long-term molybdenum prices declining from US$25 to US$5, US$10, US$15, and US$20. These cases are summarized in Table 1-6.
FIGURE 1-1 SENSITIVITY ANALYSIS FOR THOMPSON CREEK MINE

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TABLE 1-5 SENSITIVITY ANALYSIS FOR THOMPSON CREEK MINE
Blue Pearl Mining Ltd. — Thompson Creek Mine

	Units	-20%	-10%	Base	+10%	+20%

Head Grade	%Mo	0.094	0.105	0.117	0.129	0.140
Metal Price	US$/lb	8.71	9.80	10.89	11.98	13.07
Operating Costs	US$000’s	435,958	490,452	544,947	599,442	653,936
Capital Costs	US$000’s	16,677	18,761	20,846	22,931	25,015
Recovery	%	72.45	81.50	90.56	—	—
					—	—

	% Change in NPV
	Units	-20%	-10%	Base	+10%	+20%

Head Grade	%	-33%	-16%	0%	16%	33%
Metal Price	%	-34%	-17%	0%	17%	34%
Operating Costs	%	12%	6%	0%	-6%	-12%
Capital Costs	%	1%	0%	0%	0%	-1%
Recovery	%	-33%	-16%	0%	—	—
TABLE 1-6 PROJECT VALUE AT VARYING MOLYBDENUM PRICES
Blue Pearl Mining Ltd. — Thompson Creek Mine

Long Term Mo Price	NPV @ 10%
US$/lb Mo in Oxide	US$ M

5	$427.3
8	$589.9
10	$698.3
15	$1,045.6
20	$1,454.3

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2 INTRODUCTION AND TERMS OF REFERENCE
     Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA), Hatch Ltd. (Hatch), and Rescan Environmental Services Ltd. (Rescan), collectively the Consultants, were retained by Blue Pearl Mining Ltd. (Blue Pearl) to prepare an independent Technical Report on the Thompson Creek mine located near Challis, Idaho. The purpose of this report is to document a major property transaction by Blue Pearl and to provide due diligence for financing of the transaction. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). The Consultants visited the property on June 2, 2006.
     The Thompson Creek Metals Company, through its subsidiaries, Thompson Creek Mining Company and Cyprus Thompson Creek Mining Company (together Thompson Creek), operates an open pit molybdenum mine and concentrator near Challis, Idaho. The operation consists of an open pit mine, ore crusher and conveyer system, mill and concentrator, tailings and containment dam, water and electrical transmission lines, support facilities (offices, maintenance shops and warehouse), and access roads. Open pit mining began in 1983. Access is by highway and gravel roads from Challis in central Idaho.
     Material mined from the Thompson Creek open pit is treated at a processing plant on site. Molybdenite concentrate is produced and shipped to a refinery owned by Thompson Creek in Langeloth, Pennsylvania, where the molybdenite is processed to makes molybdenum trioxide and other products, which are sold to various customers. The Thompson Creek sales office is located in Denver, Colorado.
SOURCES OF INFORMATION
     Site visits were carried out by the following technical personnel:
•	Dr. William E. Roscoe, P.Eng., Scott Wilson RPA Consulting Geologist

•	Mr. John T. Postle, P.Eng., Scott Wilson RPA Consulting Mining Engineer

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•	Mr. Stephen McMaster, P.Eng., Hatch Project Manager

•	Mr. Hoe Teh, P. Eng., Hatch Senior Metallurgist

•	Mr. Clem Pelletier, Environmental Consultant and President, Rescan.
     Discussions were held with personnel from the Thompson Creek mine including:
•	Mr. Kent Watson, Vice President and General Manager

•	Mr. Greg Hurless, Mill Manager

•	Mr. Scott Montelius, Mine Manager

•	Mr. Mike Harvie, Chief Engineer

•	Mr. Don Rowles, Administrative Manager

•	Ms. Dani Harvie, Senior Accountant

•	Mr. Bert Doughty, Environmental Manager

•	Mr. Eric Tillman, Environmental Engineer

•	Mr. Allan Wrubell, Materials Manager

•	Ms. Linda Wanstrath, Human Resources and Safety Manager
     The above members of the Consultants prepared various parts of the report:
•	Dr. Roscoe prepared the geological review and mineral resources parts of this report.

•	Mr. Postle prepared the general background information, mineral reserves, mining, economic analysis and other information,

•	Mr. McMaster and Mr. Teh prepared the review of the metallurgy,

•	Mr. Pelletier prepared the environmental review and the permit review.
     Notwithstanding anything to the contrary in this Report (including the collective references in this report to the “Consultants”), each of the Consultants takes responsibility solely for the sections of this Report that it has prepared (as specified in the Certificates set out in Section 23); and none of the Consultants accepts any responsibility or liability for the sections of this Report that were prepared by other parties.

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     Except for the purposes legislated under provincial securities law, (a) any use of this report by any third party is at that party’s sole risk, and none of the Consultants shall have any liability to any third party for any such use for any reason whatsoever, including negligence, and (b) each of the Consultants disclaims responsibility for any indirect or consequential loss arising from any use of this report or the information contained herein
     The documentation reviewed, and other sources of information, are listed at the end of this report in Item 21 References.

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LIST OF ABBREVIATIONS
     Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) and unless otherwise noted.

µ	micron	kPa	kilopascal
°c	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
µg	microgram	kWh	kilowatt-hour
A	ampere	L	liter
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic metres per minute	min	minute
cm	centimeter	MASL	metres above sea level
cm2	square centimeter	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	mega volt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	Giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	Kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

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3 RELIANCE ON OTHER EXPERTS
     This report has been prepared by Scott Wilson Roscoe Postle Associates Inc., Hatch Ltd., and Rescan Environmental Services Ltd., collectively the Consultants, for Blue Pearl Mining Ltd. (Blue Pearl). The information, conclusions, opinions, and estimates contained herein are based on:
•	Information available to the Consultants at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Thompson Creek, which the Consultants relied on, and other third party sources,
     The Consultants have not researched property title or mineral rights for the Thompson Creek mine and express no legal opinion as to the ownership status of the property.
     The Consultants have relied on a technical report prepared by another consultant to Thompson Creek for technical information. This report is listed below:
•	Geotechnical Evaluation for the Phase — 6 Pit Slope Design by Call & Nicholas, Inc., December 2004.

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4 PROPERTY DESCRIPTION AND LOCATION
     The Thompson Creek operation is located approximately 30 miles southwest of the town of Challis in central Idaho (Figure 4-1). The mine is located in Custer County, which is a prolific mining area, with production recorded from more than 40 mines. Before Thompson Creek began operations, mining in this area had mostly been for gold and silver.
LAND TENURE
     Thompson Creek presently controls a block of contiguous mineral claims that include patented lode claims, placer claims, and mill site claims comprising about 25 square miles of land, or about 16,000 acres (See Figure 4-2). Figure 5-1 shows the relationship of the mine to the boundaries of the mineral claims. The open pit is included in this area, along with the tailings and waste dumps.
     Thompson Creek reports that under United States law, title to these mineral claims does not expire as long as a payment of an annual fee per mineral claim is made. Thompson Creek reports that all fees for mineral claims are current. Maintenance buildings are located on private land. Approximately 40% of the claims are on the Challis National Forest land, with the remaining 60% located on the Bureau of Land Management land.
     Land title at the Thompson Creek mine consists of 1,401 patented and unpatented mineral and mill site claims including placer and lode claims. These claims are listed in Appendix 1 of this report. Thompson Creek advised the Consultants that the title to all the property listed in the Appendix is current and up to date. Ongoing obligations to maintain title are in the order of US$113,000. Local taxes levied on the mine and mill site, as well as the Thompson Creek property in the City of Challis, Squaw Creek land, Thompson Creek land, Challis Agricultural land, and Right of Way and Easements, amount to about US$290,000 per year. The Consultants have not performed any title

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searches to confirm land title. Thompson Creek reports that each mineral claim has a survey description with it and that each patented claim is surveyed by a registered surveyor.
     Thompson Creek reports that there are no royalties or other encumbrances.
     The permits and environmental aspects of the Thompson Creek mine are discussed in Item 18 Other Relevant Data and Information of this report, under Environmental Considerations.

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Figure 4-1
Blue Pearl Mining Ltd.
Thompson Creek Mine
Custer County, Idaho, U.S.A.
General Location Map
LOCATION MAP
IDAHO
United States
Legend:
Highway
Road
Railroad
River
Town/City
State Capital
THOMPSON CREEK MINE
44°19'01" N, 114°32'09" W
CANADA
WASHINGTON
OREGON
MONTANA
WYOMING
NEVADA
UTAH
IDAHO
N
GLACIER NATIONAL PARK
YELLOWSTONE NATIONAL PARK
Yellowstone Lake
GRAND TETON NATIONAL PARK
Jackson Lake
Flathead Lake
Lake Pend Oreille
Cascade Reservoir
Salmon River
Snake River
Yellowstone River
Great Salt Lake
Trail
Bonners Ferry
Sandpoint
Spokane
Coeur d'Alene
Kellogg
Mullan
Moscow
Orofino
Lewiston
Grangeville
McCall
Cascade
Payette
Boise
Idaho City
Caldwell
Nampa
Stanley
Challis
Sun Valley
Ketchum
Arco
Twin Falls
Burley
Pocatello
Blackfoot
Idaho Falls
Rexburg
St Anthony
West Yellowstone
Montpelier
Preston
0 50 100 150 200
Kilometres
July 2006

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STATE OF IDAHO
Project Area
LEMHI
N
Ellis
93
Challis
THOMPSON CREEK PROJECT
Bayhorse
RIVER
SQUAW
CK
THOMPSON
CK
SALMON
Sunbeam
Clayton
21
75
Stanley
CUSTER
SALMON
RIVER
REDFISH LAKE
FORK
EAST
BOISE
ELMORE
15
CAMAS
BLAINE

Figure 4-2

Blue Pearl Mining Ltd.

Thompson Creek Mine

Custer County, Idaho, U.S.A.

Property Location Map

July 2006

Source: Blue Pearl Mining, 2006.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
ACCESSIBILITY
     Access to the Thompson Creek mine is by scheduled air carrier into the town of Idaho Falls, then by car driving north on U.S. Route 93 to its intersection with Idaho State Route 75, west on Route 75 to the Squaw Creek Road turn-off, north five miles on a well-maintained gravel road to the Thompson Creek mine access road, then west approximately five miles to the mine and mill site. The mine can also be accessed from Boise, Idaho. The mine staff and employees live in the local communities; most live in Challis, Idaho.
CLIMATE
     The mean annual temperature for the area is mild at 7.4°C. Average temperature in July, the warmest month, is 20.33°C, and average temperature in January, the coldest month, is -5.6°C.
     According to the 1971 to 2000 precipitation data, average annual precipitation is 196 mm. Rain precipitation is highest in May, averaging 28.4 mm of water. Snow precipitation, from 1931 to 1996, is registered between September and April, but its peak falls in the period between November and March, when its monthly average reaches 76 mm of water.
INFRASTRUCTURE
     At the time of the Consultants site visit, the infrastructure at the Thompson Creek mine included:
•	A five mile access road;

•	A mill with a design capacity of 25,000 tons per day;

•	A tailings pond and a process and fresh water ponds;

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•	A crushing and concentrating plant; and

•	An administrative building, a warehouse, a dry, an infirmary, a laboratory, a main garage and repair shops.
     Electric power is provided to the site by Bonneville Power Administration through a 24.7 mile 230 kV power line to the South Butte Substation, then by a 2.6 mile 69 kV line to the mill site. Both these lines are owned by Thompson Creek. A site plan of the Thompson Creek property is shown in Figure 5-1. Fresh water for the Thompson Creek operations is pumped from the Salmon River.
PHYSIOGRAPHY
     The Thompson Creek mine is located in rugged mountainous terrain at elevations ranging from 6,000 ft., to 8,500 ft. above sea level. Various species of soft wood trees are found in the area.

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Figure 5-1

Blue Pearl Mining Ltd.
Thompson Creek Mine
Custer County, Idaho, U.S.A.
Site Plan
N
Unpatented claim group boundary
Ultimate tailings storage
Buckskin dump
Booster pump station
Pump barge
Reclaim water line
Reclaim water
Pit limit
Forest Service
BLM
T11N
7750
6500 pit bottom
Seepage return dam
Tailings line
Seepage water pump station
Crusher site
5
6
1
4
Buckskin Creek
Sediment dam
Access road
Patented claim
Conveyor
Twin Apex claim
Pat Hughes dump
7250
Concentrator site
Thompson Creek
Bruno Creek
Pat Hughes Ck.
Sediment dam
Water supply line
1 MILE
R 16 E
R 17 E
Private Property
Squaw Creek
July 2006

Source: Thompson Creek Mine, 2006.

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6 HISTORY
     Prospecting in the area is reported to have begun in the 1860s and 1870s. The Thompson Creek deposit was discovered in 1968 by Cyprus Minerals Corporation (Cyprus) exploration geologists. Subsequent surface exploration, diamond core and reverse circulation drilling, underground drifting for bulk sampling, and underground diamond drilling defined the mineable portion of the deposit. The amount and dates of past drilling are discussed in Item 11 Drilling.
     Cyprus began construction at the site in 1981, commenced operations in 1983 and continued until December 1992, when the operations were suspended.
     In 1993, Cyprus merged with Amax, Inc. (Amax) and the company decided to sell the property that had been idle since 1992. In late 1993, the newly formed Thompson Creek Mining Company LLC acquired the Thompson Creek operation and deposit from Cyprus and restarted operations in April 1994. Production has continued since that time. Figure 6-1 shows the organizational structure of Thompson Creek Metals Company.

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THOMPSON CREEK METALS COMPANY
(a Colorado Corporation)
Thompson Creek Mining Co.
(A Colorado Corporation)
Langeloth Metallurgical Company LLC
(a Colorado Limited Liability Company)
Langeloth Plant
Cyprus Thompson Creek
Mining Company
(a Nevada Corporation)
Thompson Creek Mine
Thompson Creek Mining Ltd.
(a Yukon Corporation)
Endako Mine
Long Creek Mining Company
(a Nevada Corporation)
No assets

Figure 6-1

Blue Pearl Mining Ltd.

Thompson Creek Mine
Custer County, Idaho, U.S.A.

Thompson Creek
Group of Companies

July 2006

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     Prior to commencement of production, open pit mineable reserves as of 1981 (Schmidt et al., 1982) were reported to total 174 million tons averaging 0.115% Mo at a 0.05% Mo cut-off grade at a US$3.15/lb Mo price. Waste to ore ratio was 3.05:1. This historical estimate predates NI 43-101 and considerable production has taken place since that time. The Consultants cannot comment on the reliability of this estimate or the standards used.
     Production history for the mine since 2001 is shown in Table 6-1. During periods of low prices, 2001 and 2002, waste mining was curtailed to reduce operating costs. With improved metal prices, waste stripping was resumed. The mine production rate has been set below the concentrator capacity to ensure a uniform and continuous feed rate to the concentrator. Thompson Creek has prepared a new mine plan, the Phase 7 Expansion Mine Plan, that is being reviewed by its independent consultants. For purposes of this report, the Consultants have used the Phase 7 Expansion Mine Plan data for our production analysis.

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TABLE 6-1 HISTORICAL PRODUCTION AT THE THOMPSON CREEK MINE
Blue Pearl Mining Ltd. — Thompson Creek Mine

			Year
Mine Production	2000/01	2001/02	2002/03	2003/04	2004/05	Total

Mine Production (000’s tons)	2,717	3,127	4,571	6,528	6,473	23,416
Waste (000’s tons)	3,201	2,067	8,391	11,142	6,120	30,922

Total Mined (000’s tons)	5,918	5,194	12,962	17,670	12,594	54,338
Strip ratio	1.18	0.66	1.84	1.71	0.95	1.32

Mill Production
Tons (000’s)	3,183	3,699	5,257	7,430	7,695	27,264
Grade(% Mo)	0.132	0.115	0.089	0.066	0.125	0.101
Recovery (%)	88.5	88.7	88.0	81.3	90.3	87.0
HPM (000’s Ibs)	952	923	749	611	896	4,131
Grade A (000’s Ibs)	929	844	1,095	400	746	4,013
Sulphide (000’s Ibs)	6,212	5,772	6,403	7,153	15,877	41,416

Molybdenum Production (000’s Ibs)	8,094	7,538	8,246	8,164	17,518	49,560

Notes:
1.	Year end is September 30.

2.	HPM stands for High Performance Molybdenum.

3.	Tons milled is higher than tons mined since additional material is milled from the stockpiles.

4.	The numbers may not add due to rounding.

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7 GEOLOGICAL SETTING
REGIONAL GEOLOGY
     The following description of the regional geological setting is taken from Schmidt et al. (1982). Refer also to Figure 7-1.
     “The Thompson Creek porphyry molybdenum deposit occurs in a complex geologic environment near a break between two geologic provinces. To the west are continental arc-related intrusive rocks of the late Cretaceous Idaho Batholith (90-100 m.y.). East of the mine area, the terrain is dominated by a complexly-deformed back-arc sequence of Palaeozoic metasedimentary rocks. Although these rocks are poorly mapped, they may represent transitional and allochthonous portions of a Palaeozoic miogeosynclinal-eugeosynclinal wedge similar to the geologic setting in central Nevada. Much of the pre-Tertiary geology in both provinces is obscured by a thick, unconformable blanket of Eocene Challis volcanics.”

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THOMPSON CREEK MINE
MONTANA
IDAHO
Idaho Batholith
Elk City
McCall
Stibnite
Au, Ag
Cobalt
Co
Salmon
Challis
Yankee Fork
Creek
Mo
Stanley
Little Falls
Mo
Cumo
Mo
Boise Basin
White Clouds
Mo
Atlanta
Au
BOISE
Sun Valley
Hailey Gold Belt
Arco
Craters of the Moon Natl. Mon.
Ima
Mo,W
Argenta
Ag
Dillon
Cannivan
Mo
Pioneer Batholith
BUTTE
Boulder Batholith
Snake River Plain
N
0 5 10 20 30 40 50 miles
116°
115°
114°
113°
46°
45°
44°
43°
Qa Quaternary valley fill
TQa Tertiary / Quaternary valley fill
Tv Tertiary volcanic rocks
Qv Quaternary volcanic rocks
Ti Tertiary intrusive rocks
Mv Mesozoic volcanic rocks
Mi Mesozoic intrusive rocks
Pz Paleozoic sediments
p€ Precambrian sediments
Major gold district

Figure 7-1

Blue Pearl Mining Ltd.

Thompson Creek Mine
Custer County, Idaho, U.S.A.

Regional Geology

July 2006

Source: Blue Pearl Mining, 2006.

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LOCAL GEOLOGY AND PROPERTY GEOLOGY
     The following description of the local geology is taken from The Winters Company (2000). Refer also to Figure 7-2.
     “The Thompson Creek molybdenum deposit lies near the eastern margin of the Idaho Batholith within a deformed sequence of Paleozoic sedimentary rocks. Molybdenum mineralization in the deposit is hosted in the Thompson Creek intrusive complex, a composite granodiorite-quartz monzonite stock of Cretaceous age. The stock intruded carbonaceous and locally limy argillite of the Mississippian Copper Basin Formation. Where it is in contact with the intrusive, the argillite has been contact-metamorphosed to hornfels and locally to tactite.
     “The intrusive and sedimentary rocks are unconformably overlain by the Eocene Challis Volcanics, a post-mineral sequence of andesite to rhyodacite tuffs, flows, and agglomerates. Locally, the volcanic cover is up to 1,000 feet thick. These volcanic rocks filled valleys and depressions in the paleotopography around the Thompson Creek minesite.
     “The majority of the Thompson Creek deposit is hosted within the igneous rocks of the Thompson Creek intrusive, with minor amounts found in the metasediments.”
     and
     “Two important structures crosscut the Thompson Creek deposit: the Raise Fault, which roughly parallels the northwest trend of mineralization, and the post-mineral Unnamed Fault, which divides the orebody into northwest and southeast portions. The Unnamed Fault strikes N34°E and dips steeply southeast. Geologists who have worked with the deposit believe that the southeast portion of the orebody is down-dropped relative to the northwest portion.”

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114° 15'
114° 30'
0 1 2 3 4 5 10
Scale : 1" = 4 Miles
N
44° 30'
44° 30'
Yankee Fork
Squaw Creek
Thompson Creek Project Area
Thompson Creek
Salmon River
44° 15'
44° 15'
114° 15'
114° 30'

EXPLANATION
Challis Volcanics (Eocene)
unconformity
Idaho Batholith - Atlanta Lobe (Cretaceous)
unconformity
Paleozoic Metasedimentary Rocks

Figure 7-2

Blue Pearl Mining Ltd.

Thompson Creek Mine

Custer County, Idaho, U.S.A.

Local Geology

July 2006

Source: Blue Pearl Mining, 2006.

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8 DEPOSIT TYPES
     Thompson Creek is of a class of mineral deposits known as porphyry molybdenum type. Other deposits in this class include Quartz Hill, Alaska; White Cloud, Idaho; and Endako, British Columbia. Porphyry molybdenum deposits are characterized by granodiorite to quartz monzonite intrusive host rocks, potassic alteration assemblages, mineralization in the form of molybdenite-quartz vein stockworks, and low copper values (Guilbert and Park, 1986).

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9 MINERALIZATION
     The following description of the Thompson Creek deposit is taken from The Winters Company (2000).
     The long axis of the deposit is elliptical in shape, with its long axis oriented in a northwesterly direction. The approximate dimensions of the deposit are 5,000 feet long by 2,100 feet wide by 2,500 feet deep. Molybdenum mineralization occurs in stockworks of quartz veins and stringer zones. These stockworks are associated with a potassic zone of alteration consisting of coarse biotite, K-feldspar, and minor pyrite. A shell of phyllic alteration defined by a quartz-sericite-pyrite assemblage surrounds the main zone of molybdenum mineralization. A barren potassic core of quartz/K-feldspar alteration underlies the molybdenum mineralization. The quartz-monzonite stockworks are preferentially oriented N40-60°W and dip moderately to steeply to the northeast.
     “...The copper content of the deposit averages less than 100 parts per million (ppm). Because of the low level of copper in the deposit, the mine produces no saleable copper.”

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10 EXPLORATION
     No surveys or investigations have been carried out on the Thompson Creek mine property by Thompson Creek.

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11 DRILLING
     Blue Pearl has not carried out any drilling on the Thompson Creek mine property.
     The mineral resource and mineral reserve estimates are based mostly on the results of previous drilling carried out by Cyprus from 1968 to 1981 (Schmidt et al., 1982). Some additional drilling was carried out by Thompson Creek in the late 1990s (Winters, 2000). Table 11-1 lists various drilling campaigns.
TABLE 11 -1 DRILLING ON THOMPSON CREEK
Blue Pearl Mining Ltd. — Thompson Creek Mine

	Type of
Years	Drilling	No. of Holes	Footage

1968-77	Core — surface and u/g	94	83,953
1978-81	Core	102	130,497
1978-81	Rotary	74	98,284
1997	Core	6	4,546
1998-99	Core	4	3,778

Total		280	321,058
     Additional drilling was carried out from 1979 to 1981 in the proposed tailings dam and mill site areas for hydrologic and engineering purposes.
     The Cyprus drill hole samples were assayed for molybdenum. Assays for uranium, sulphur, copper, lead, zinc, and tungsten were done also, but not on all drill holes. The 1990s Thompson Creek drill hole samples were assayed for molybdenum, lead, copper, and sulphur.
     Sample intervals were typically 10 ft., which is small compared to the thickness of the Thompson Creek deposit measured in hundreds of feet.

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     Figure 11-1 is a drill hole collar map that shows the general distribution of the holes across the pit.

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969000
968000
967000
966000
965000
964000
354000
355000
356000
357000
358000
359000
N
Thompson Creek Ultimate Pit Limit
Propriety Boundary

Figure 11-1

Blue Pearl Mining Ltd.

Thompson Creek Mine
Custer County, Idaho, U.S.A

In Pit Diamond Drill Hole Collar Map

July 2006

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12 SAMPLING METHOD AND APPROACH
     According to Schmidt et al. (1982), the Cyprus sampling of the drill holes followed the company’s standard procedures. Drill core and rotary cuttings from any major project was handled by the company personnel at the processing facilities in Philipsburg, Montana.
     Drill core was generally split in 10 ft. intervals at the mine site using a hydraulic splitting machine. One-half of the core was bagged, labeled and shipped to Philipsburg, where the samples were crushed, pulverized, and readied for shipment to commercial assay laboratories. The other half of the drill core was retained for reference purposes and stored in core boxes either at the mine site or in Philipsburg.
     Rotary drill cuttings were collected and split in a Jones splitter at the drill site. Individual samples represented 10 ft. intervals of a certain hole and, once properly collected and labeled, the samples were processed in the same manner as drill core at the Philipsburg laboratory. Chip logs were prepared from every rotary hole for logging and correlation purposes.
     The Consultants have not reviewed any documents on the sampling procedures for the 1997-1999 drilling, but are of the opinion that they follow industry practices.
     Blasthole samples are taken for grade control in the open pit mining. Samples are taken by cutting three troughs in the pile of blasthole cuttings. Sample size is in the order of 5 lb.

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY
     As noted in the previous section, the 1968-1981 Cyprus drill hole samples were crushed and pulverized by the company personnel at the Cyprus processing facilities in Philipsburg, Montana, and shipped to commercial assay laboratories. Generally, two to three pulps from each sample were sent to different labs for analysis; i.e., Chemical and Mineralogical Services (CMS) in Salt Lake City, Utah; Skyline Labs (Skyline) in Denver, Colorado; CYMET in Tucson, Arizona, and one pulp was retained in Philipsburg for reference (Schmidt et al., 1982).
     For holes drilled from the surface, molybdenum assays were run for most sample intervals at Skyline and in duplicate at CMS. In addition, numerous triplicate molybdenum determinations were made at one of Cyprus’ in-house laboratories, and occasional triplicate molybdenum assays were run at Rocky Mountain Geochemical’s (RMGC) laboratory in Salt Lake City.
     For holes drilled from underground exploration drifts, most of the molybdenum determinations were made by Hazen Research Incorporated (HRI) in Denver, Colorado. Assaying for uranium and sulphur in the drill holes was much more sporadic. Sulphur analyses were done for many of the individual intervals in the earliest holes (up through S-23). Almost all sulphur determinations were made by HRI. Uranium analyses were completed for many intervals beginning with hole S-25. All uranium assays were performed by CMS in Salt Lake City. Sporadic assaying was also done at Skyline, CMS, and Cyprus for other elements, including copper, lead, zinc, and tungsten (as W03). These data were not included in the database transmitted to The Winters Company.
     For the 1997-1999 drilling, sample preparation and assays were carried out at the Thompson Creek mine on-site laboratory for molybdenum (Mo), lead (Pb), copper (Cu), uranium (U), and sulphur (S).

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     The grade control blasthole samples are assayed at the on-site laboratory. Ore samples are assayed for Mo and Pb and every fifth sample for Fe. Waste samples are assayed for sulphur and every fifth sample for Mo. Each sample is dried and homogenized in a riffler, then 200 g to 300 g is pulverized to -200 mesh. Two grams of each sample is digested in acid and analyzed by atomic adsorption. The Thompson Creek lab uses standards and blanks, as well as internal duplicates for QA/QC.
     From the descriptions of the Cyprus sample preparation and assay procedures, the Consultants conclude that appropriate industry standards were followed. The Consultants have not reviewed any information about sample security but have no reason to suspect that it did not follow industry standards for the times the sampling was carried out. In the opinion of the Consultants, the molybdenum assay data are acceptable for resource and reserve estimation.

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14 DATA VERIFICATION
     According to Winters (2000), The Winters Company carried out a review of the Thompson Creek database in 1997, including drill hole collar locations, original molybdenum assays, check assays, and geologic logs. No obvious problems were noted in drill hole collar locations, although Thompson Creek staff subsequently discovered errors in several drill hole coordinates and corrected them.
     Winters compared the Mo assays from the original assay certificates with assays in the computer database, and assays in drill logs with the computer database. Only a small number of original assay certificates were available. No discrepancies were found, although checking was difficult because assays in the computer database were averages from several laboratories. Similarly, no discrepancies between lithologic codes in the drill logs and the computer database were noted. Winters (2000) concluded that the reliability of the computer Mo assay values used for grade estimation is well within industry standards.
     Winters (2000) notes that, for the 1968-1981 Cyprus drilling, check assays, in the form of duplicate pulps, were routinely run between two and sometimes as many as four laboratories during the exploration phase at Thompson Creek. The only historical concern found by Winters was mentioned in correspondence between Noranda Inc. and Cyprus dated March 30, 1977, which discussed a possible problem regarding sample preparation at one of the four laboratories used to assay drill core. From this and other internal memoranda, it appears that considerable effort was expended by both companies to resolve sample preparation and analytical methods.
     Winters toured the assay laboratory at Thompson Creek in 1998 and found the sample preparation procedures, analytical procedures, and general housekeeping to be excellent.

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     Although molybdenum analyses were not routinely checked with outside labs, two internal samples were used to check each batch of blasthole samples. Check samples were sent to outside labs for confirmation of acid rock drainage (ARD) determinations.
     The Consultants toured the lab during the site visit and noted no problem areas.
     In the opinion of the Consultants, the Thompson Creek drill hole database is acceptable for mineral resource and mineral reserve estimation.

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15 ADJACENT PROPERTIES
     This section is not applicable.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING
     The Thompson Creek mine has been in production since 1983 and, therefore, this section is not applicable. Average recovery of MoS2 in the processing plant since the start of production has been 86%. Currently, the recovery is 91.6%.

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
GENERAL STATEMENT
     Mineral resources at the Thompson Creek mine as of April 30, 2006 are listed for several cut-off grades in Imperial units in Table 17-1 and in metric units in Table 17-2. In the Consultants’ view, the mineral resources should be reported at a cut-off grade of 0.04% Mo.

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TABLE 17-1 MINERAL RESOURCES (IMPERIAL UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

Cut-	Measured			Indicated			Meas. + Indic.			Inferred
off	M	%	Contained Mo	M	%	Contained Mo	M	%	Contained Mo	M	%	Contained Mo
% Mo	tons	Mo	M Lb	tons	Mo	M Lb	tons	Mo	M Lb	tons	Mo	M Lb

0.03	73.4	0.093	136.4	176.9	0.077	272.2	250.3	0.082	408.6	75.7	0.051	76.6
0.04	61.4	0.104	127.9	135.5	0.090	242.7	196.8	0.094	370.6	38.1	0.066	50.2
0.05	51.8	0.115	119.4	107.9	0.101	218.1	159.7	0.106	337.4	25.3	0.077	38.9
0.07	40.4	0.131	106.0	78.6	0.117	184.1	119.0	0.122	290.1	14.2	0.091	25.8
0.09	28.2	0.154	86.7	51.6	0.137	141.0	79.8	0.143	227.8	6.2	0.107	13.1
0.11	20.5	0.174	71.4	30.7	0.163	99.8	51.2	0.167	171.2	1.4	0.136	3.9
Note: Numbers may not add due to rounding
TABLE 17-2 MINERAL RESOURCES (METRIC UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

Cut-
off	Measured			Indicated			Meas. + Indic.			Inferred
%	M	%	Contained Mo	M	%	Contained Mo	M	%	Contained Mo	M	%	Contained Mo
Mo	tonnes	Mo	M Lb	tonnes	Mo	M Lb	tonnes	Mo	M Lb	tonnes	Mo	M Lb

0.03	66.6	0.093	136.4	160.5	0.077	272.2	227.1	0.082	408.6	68.7	0.051	76.6
0.04	55.7	0.104	127.9	122.9	0.090	242.7	178.6	0.094	370.6	34.5	0.066	50.2
0.05	47.0	0.115	119.4	97.8	0.101	218.1	144.9	0.106	337.4	22.9	0.077	38.9
0.07	36.7	0.131	106.0	71.3	0.117	184.1	108.0	0.122	290.1	12.9	0.091	25.8
0.09	25.6	0.154	86.7	46.8	0.137	141.0	72.4	0.143	227.8	5.6	0.107	13.2
0.11	18.6	0.174	71.4	27.8	0.163	99.8	46.4	0.167	171.2	1.3	0.136	3.9
Note: Numbers may not add due to rounding

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     Mineral reserves at the Thompson Creek mine as of April 30, 2006 are listed by push-back phase in Imperial units in Table 17-3 and in metric units in Table 17-4.
TABLE 17-3 MINERAL RESERVES (IMPERIAL UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M	%	Contained	M	%	Contained	M	%	Contained
Phase	tons	Mo	Mo M Lb	tons	Mo	Mo M Lb	tons	Mo	Mo M Lb

5	1.3	0.160	4.0	1.5	0.184	5.6	2.8	0.173	9.6
6	15.5	0.139	43.3	16.2	0.130	41.9	31.7	0.134	85.2
7	11.8	0.107	25.2	22.4	0.102	45.6	34.2	0.103	70.8
Total	28.6	0.127	72.5	40.1	0.116	93.0	68.7	0.120	165.5
Stockpile	2.5	0.072	3.5				2.5	0.072	3.5

Total	31.0	0.123	76.0	40.1	0.116	93.0	71.1	0.119	169.1
Note: Numbers may not add correctly due to rounding.
TABLE 17-4 MINERAL RESERVES (METRIC UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M	%	Contained	M	%	Contained	M	%	Contained
Phase	tonnes	Mo	Mo M Lb	tonnes	Mo	Mo M Lb	tonnes	Mo	Mo M Lb

5	1.1	0.160	4.0	1.4	0.184	5.6	2.5	0.173	9.6
6	14.1	0.139	43.3	14.7	0.130	41.9	28.8	0.134	85.2
7	10.7	0.107	25.2	20.4	0.102	45.6	31.0	0.103	70.8
Total	25.9	0.127	72.5	36.4	0.116	93.0	62.3	0.120	165.5
Stockpile	2.2	0.072	3.5				2.2	0.072	3.5

Total	28.1	0.123	76.0	36.4	0.116	93.0	64.5	0.119	169.1
Note: Numbers may not add correctly due to rounding.
     The mineral resource and mineral reserve estimates have been prepared by Winters (2000) for Thompson Creek and reviewed by the Consultants. The following sections describe the resource and reserve estimates by Winters (2000) along with the Consultants’ observations.
MINERAL RESOURCE ESTIMATE
GENERAL
     The mineral resources were estimated by Winters (2000) and are based on a block model with grades interpolated by a geostatistical method. Block size is 50 ft. by 50 ft. by 50 ft. The methods and procedures are described in the following sections, as well as

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the database and resource classification. The effective date of the mineral resource estimate is April 30, 2006, since it excludes all resource blocks mined to that date.
DATABASE
     Winters (2000) and Thompson Creek staff compiled a MedSystem database from the original Cyprus drill holes and the 1997-99 infill holes. The database consisted of 321,058 ft. of drilling in 280 holes. The key items in the database used for resource estimation are molybdenum assay and rock type code. Most of the assays are in 10 ft. intervals down the hole.
     Winters created a set of drill hole composites that were used for geologic interpretation of the deposit and estimation of Mo grades. Since the deposit is mined on 50 ft. benches, the composites were created in down hole intervals of 50 ft. which honoured the boundaries between lithologic units.
     Topographic surface data and blasthole data were also included in the MedSystem database for use in MineSight 3D modeling software.
     A block size of 50 ft. by 50 ft. by 50 ft. was selected for the block model.
     Winters (2000) used a tonnage factor of 12.5 cubic ft./ton for the granodiorite-quartz diorite host rock for the molybdenum mineralization and 13.17 cubic ft./ton for the metasedimentary rocks and volcanic cover rocks.
GEOLOGIC MODEL AND DOMAINS
     Winters and Thompson Creek geologic staff created a 3D lithologic model of the Thompson Creek deposit in 1998. The lithologic units consist of granodiorite, quartz diorite, undifferentiated metasedimentary material, and Challis volcanics. Cross sections spaced at 200 ft. were interpreted and used to form 3D wireframes for each lithologic unit after smoothing on level plans. The 50 ft. by 50 ft. by 50 ft. blocks were then coded by lithology.

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     Domains to constrain grade interpolation were established by examining blasthole grade maps and lithologic maps. There are two distinct lobes of higher grade mineralization located at the southeast and northwest ends of the pit, with a zone of continuous but lower grade material between them. Boundaries were established between these grade zones for grade estimation. The domains were also constrained by the metasedimentary and volcanic contacts with the intrusive rocks, which carry the Mo mineralization.
     The domains were further refined with the aid of indicator variography to help define sub-populations of higher Mo grade within the host intrusive rocks. The indicator analysis estimated the probability of exceeding 0.06% Mo. This resulted in six “pods”, which were used for grade interpolation in the intrusive units. Domain 1 in the southeastern part of the pit contains higher grade Pod 1 (>50% probability of >0.06% Mo) surrounded by Pod 2 (<50% probability of >0.06% Mo). Domain 2 in the central part of the pit contains Pod 3 (>50% probability of >0.06% Mo) surrounded by Pod 4 (<50% probability of >0.06% Mo). Domain 3 in the northwestern part of the pit contains higher grade Pod 5 (>50% probability of >0.06% Mo) surrounded by Pod 6 (<50% probability of >0.06% Mo).
STATISTICS AND VARIOGRAPHY
     Statistics of the 50 ft. composites of Mo grade within the host intrusive units are shown in Table 17-5.
TABLE 17-5 STATISTICS OF Mo COMPOSITES
Blue Pearl Mining Ltd. — Thompson Creek Mine

Statistic	Granodiorite	Quartz Monzonite

No. of data	3,744	877
Mean	0.056	0.079
Std. Dev.	0.075	0.081
Coeff . of Variation	1.33	1.03
Median	0.030	0.054

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     Winters (2000) notes that both the granodiorite and quartz monzonite Mo values should not present undue problems in grade estimation because of the low coefficients of variation.
     Winters (2000) generated a series of Mo grade variograms using the 50 ft. composites that were used to derive parameters and search ellipse radii for block grade interpolation. All of the variograms were anisotropic, with the major axis oriented northwesterly along the long dimension of the molybdenum deposit and the search ellipse dipping at 45° to 50° to the northeast. The range of influence for the major axis in the six pods was 300 ft. to 700 ft. The range of the minor axis was 210 ft. to 500 ft.
BLOCK MODEL AND VALIDATION
     Winters (2000) carried out a number of grade interpolation runs using ordinary kriging and inverse distance methods using power two to six. The results were compared with the distribution of tons and grade based on blasthole data. Inverse distance to the third power (ID3) was chosen as giving the best comparison to the blasthole grades on a block basis. A minimum of one composite, a maximum of four, and only three composites from a single drill hole were used for the grade interpolation runs.
     A two pass approach was used to estimate block grades. The first pass used restricted ranges to avoid smoothing or averaging samples across long distances. A second pass was used to interpolate grades for blocks that were not estimated by the first pass. Only two thirds of the maximum variogram ranges were used in the grade estimates.
     Grades for the six pods of intrusive rocks were estimated by separate runs. For higher grade Pods 1, 3, and 5 (>50% probability of >0.06% Mo), grades were estimated using only composites within the pods. For the low grade pods (2, 4 and 6), composites from the adjacent higher grade pods were also used to minimize sharp grade breaks along the pod contacts.

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     Although the metasedimentary rocks and the overlying Challis volcanics do not contain economic grades of molybdenum, Winters (2000) interpolated grades from the 50 ft. composites within each rock unit.
CLASSIFICATION OF MINERAL RESOURCES
     Winters (2000) classified the mineral resource blocks into measured, indicated, and inferred categories based on the distance of the block from the closest composite used to estimate its grade. Slightly different distances were used for the different intrusive grade domains. For measured resources, the maximum distance was 90 ft. to 140 ft. For indicated resources, the maximum distance was 150 ft. to 290 ft. Inferred resource blocks were beyond these distances.
     Mineral resources at the Thompson Creek mine as of April 30, 2006 are listed for several cut-off grades in Imperial units in Table 17-6 and in metric units in Table 17-7.

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TABLE 17-6 MINERAL RESOURCES (IMPERIAL UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

Cut-	Measured			Indicated			Meas. + Indic.			Inferred
off	M	%	Contained Mo	M	%	Contained Mo	M	%	Contained Mo	M	%	Contained Mo
% Mo	tons	Mo	M Lb	tons	Mo	M Lb	tons	Mo	M Lb	tons	Mo	M Lb

0.03	73.4	0.093	136.4	176.9	0.077	272.2	250.3	0.082	408.6	75.7	0.051	76.6
0.04	61.4	0.104	127.9	135.5	0.090	242.7	196.8	0.094	370.6	38.1	0.066	50.2
0.05	51.8	0.115	119.4	107.9	0.101	218.1	159.7	0.106	337.4	25.3	0.077	38.9
0.07	40.4	0.131	106.0	78.6	0.117	184.1	119.0	0.122	290.1	14.2	0.091	25.8
0.09	28.2	0.154	86.7	51.6	0.137	141.0	79.8	0.143	227.8	6.2	0.107	13.1
0.11	20.5	0.174	71.4	30.7	0.163	99.8	51.2	0.167	171.2	1.4	0.136	3.9
Note: Numbers may not add due to rounding
TABLE 17-7 MINERAL RESOURCES (METRIC UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

Cut-
off	Measured			Indicated			Meas. + Indic.			Inferred
%	M	%	Contained Mo	M	%	Contained Mo	M	%	Contained Mo	M	%	Contained Mo
Mo	tonnes	Mo	M Lb	tonnes	Mo	M Lb	tonnes	Mo	M Lb	tonnes	Mo	M Lb

0.03	66.6	0.093	136.4	160.5	0.077	272.2	227.1	0.082	408.6	68.7	0.051	76.6
0.04	55.7	0.104	127.9	122.9	0.090	242.7	178.6	0.094	370.6	34.5	0.066	50.2
0.05	47.0	0.115	119.4	97.8	0.101	218.1	144.9	0.106	337.4	22.9	0.077	38.9
0.07	36.7	0.131	106.0	71.3	0.117	184.1	108.0	0.122	290.1	12.9	0.091	25.8
0.09	25.6	0.154	86.7	46.8	0.137	141.0	72.4	0.143	227.8	5.6	0.107	13.2
0.11	18.6	0.174	71.4	27.8	0.163	99.8	46.4	0.167	171.2	1.3	0.136	3.9
Note: Numbers may not add due to rounding

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CUT-OFF GRADE
     The mineral reserves are reported at a cut-off grade of 0.04% Mo. The cut-off grade is discussed below under Mineral Reserves, and may be too high at current metal prices.
REVIEW OF MINERAL RESOURCES BY THE CONSULTANTS
     The Consultants reviewed the Thompson Creek mineral resource estimate in three different ways:
•	Review of the Winters (2000) approach, procedures, and methodology used to estimate the mineral resource block model,

•	Comparison of the block model grades with drill hole grades on sections, and

•	Review of mine production reconciliation with the block model.
     The Consultants are of the opinion that the approach, procedures, database, and methods used by Winters (2000) for the block model resource estimate are reasonable and follow general industry practice.
     A set of cross sections that covered a large part of the Thompson Creek deposit were prepared to show the drill holes with assay composites and the resource blocks with estimated grades. The cross sections were inspected by the Consultants for consistency between the drill hole assay results and the block grades. Our review indicates that the grades of the blocks give a reasonable representation of the drill hole grades in general. The classification of the mineral resources was also displayed on the sections and the classification into measured, indicated, and inferred categories appears to be reasonable.
     The Consultants received, from the Thompson Creek mine staff, a reconciliation of as-mined grades with in situ block grades for fiscal year 2004 and fiscal year 2005 to March 2006. The as-mined grades are based on blasthole assays that reconcile well with mill grades in mine monthly reports. The in situ grades are the block model mineral resource grades estimated for the volumes actually mined. The reconciliation is reported on a bench by bench basis, by type of ore and waste, and by cut-off grade level. Table 17-8 summarizes the reconciliation information.

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TABLE 17-8 RECONCILIATION OF MINED GRADE TO BLOCK MODEL GRADE
Blue Pearl Mining Ltd. — Thompson Creek Mine

	Tons Mined	Grade Mined	Model Grade
Period	Millions	% Mo	% Mo	% Diff

Oct 1/04-Sep 30/05	6.65	0,143	0.133	-7.0%
Oct 1/05-Mar 31/06	3.79	0,160	0.146	-8.6%

Total	10.44	0.149	0.138	-7.6%
     Table 17-8 shows that for the 18 month period ending March 31, 2006, the block model underestimated actual grade by an average of 7.6%. In the opinion of the Consultants, this reconciliation provides confidence in the block model grade estimation and suggests that the mineral resource grade may be lower than the actual grade by a small percentage.
MINERAL RESERVE ESTIMATE
GENERAL
     The Winters (2000) report gives the general procedures followed for the Thompson Creek mineral resource and mineral reserve estimates. The mineral resource estimate is described in the previous section. Mineral reserves are included in the mineral resources.
     In the Winters (2000) report, open pit reserves were estimated using a floating cone algorithm. Technical parameters required as input to the algorithm included pit slopes for various sectors of the pit, operating costs, metallurgical recoveries, and metal prices. In Winters (2000), several different open pit scenarios were analyzed and designated as Phases 4, 5, and 6. Each successive phase had more waste mined. Phase 4 is now completed, Phase 5 is recently completed and Phase 6 is in progress. A Phase 7 push-back using a Whittle software designed pit was developed by Thompson Creek and reviewed by J.T. Boyd and Company (Boyd) in July 2006.
     The effective date of the mineral reserve estimate is April 30, 2006.

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OPEN PIT DESIGN
     A new version of the Phase 7 pit design was prepared by Thompson Creek at the mine site using data effective April 30, 2006 and reviewed by Boyd in July 2006. The design includes Phases 5, 6, and 7 production for the period 2005 (last five months) through 2015. The plan includes 71.1 million tons at an average grade of 0.119% Mo at a cut-off grade of 0.04% Mo, an average concentrator recovery of 90.6%, and a total molybdenum production of 154.6 million pounds which include measured, indicated, and inferred mineral resources. For reporting purposes, the Consultants have removed a small tonnage of inferred resources from the mine plan in preparing the cash flow model. The inferred resources in the Boyd mine plan total 619,000 tons at 0.073% Mo, and would have a negligible effect on the economics of the Thompson Creek mine. Proven reserves correspond to measured mineral resources in the Winter (2000) estimate that fall in the planned open pit and probable reserves correspond to indicated mineral resources. The Consultants note that the estimate of resources and reserves can be affected by changes in mining method, metallurgy, and other relevant factors.
     This design was reviewed in the Boyd Report on July 9, 2006. The average waste to ore strip ratio is 2.33:1. The input data include:
•	A cut-off grade of 0.04% Mo

•	An average concentrator recovery of 90.6%

•	An average mining costs of US$1.11 per ton

•	An average processing plant costs of US$2.85 per ton

•	A price of US$5.00 per pound of Mo

•	A roasting recovery of 98.5%

•	A 5% reduction in metallurgical recovery for oxidized stockpiled material

•	The pit slopes used in the design are 47 degrees for the north wall, 42 degrees for the northeast wall, and 36 degrees for the top part of the east wall.

•	The concentrator is on a ten-days-on/four-days-off schedule.
     The Consultants have reviewed the Boyd Report and consider the pit design to be reasonable.

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CUT-OFF GRADE
     The cut-off grade used in the Boyd report was 0.04% Mo which was determined by using a US$5.00 per lb Mo price and a recovery of 90.6%. The implied operating cost of US$3.62 per ton milled appears to be a discard cut-off grade. More details of the mine design and economic parameters are given in Item 18 Other Relevant Data and Information.
     The cut-off grade assumptions are reasonable but, in the Consultants’ opinion, are conservative given today’s Mo pricing and should be reviewed.
CLASSIFICATION
     Table 17-9 lists the mineral reserves as of April 30, 2006 by Phase. The reserves have been classified as proven or probable based on the previous classification of the blocks in the resource model as measured or indicated, respectively. Mineral reserves at the Thompson Creek mine as of April 30, 2006 are listed by pushback phase in Imperial units in Table 17-9 and in metric units in Table 17-10.
TABLE 17-9 MINERAL RESERVES (IMPERIAL UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M	%	Contained	M	%	Contained	M	%	Contained
Phase	tons	Mo	Mo M Lb	tons	Mo	Mo M Lb	tons	Mo	Mo M Lb

5	1.3	0.160	4.0	1.5	0.184	5.6	2.8	0.173	9.6
6	15.5	0.139	43.3	16.2	0.130	41.9	31.7	0.134	85.2
7	11.8	0.107	25.2	22.4	0.102	45.6	34.2	0.103	70.8
Total	28.6	0.127	72.5	40.1	0.116	93.0	68.7	0.120	165.5
Stockpile	2.5	0.072	3.5				2.5	0.072	3.5

Total	31.0	0.123	76.0	40.1	0.116	93.0	71.1	0.119	169.1
Note: Numbers may not add correctly due to rounding.

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TABLE 17-10 MINERAL RESERVES (METRIC UNITS)
Blue Pearl Mining Ltd. — Thompson Creek Mine

	Proven			Probable			Prov. + Prob.
Pushback	M	%	Contained	M		Contained	M	%	Contained
Phase	tonnes	Mo	Mo M Lb	tonnes	% Mo	Mo M Lb	tonnes	Mo	Mo M Lb

5	1.1	0.160	4.0	1.4	0.184	5.6	2.5	0.173	9.6
6	14.1	0.139	43.3	14.7	0.130	41.9	28.8	0.134	85.2
7	10.7	0.107	25.2	20.4	0.102	45.6	31.0	0.103	70.8
Total	25.9	0.127	72.5	36.4	0.116	93.0	62.3	0.120	165.5
Stockpile	2.2	0.072	3.5				2.2	0.072	3.5

Total	28.1	0.123	76.0	36.4	0.116	93.0	64.5	0.119	169.1
Note: Numbers may not add correctly due to rounding.
     The Consultants are of the opinion that the mineral reserve estimate and classification of the reserves are reasonable.

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18 OTHER RELEVANT DATA AND INFORMATION
MINING OPERATIONS
     Conventional open pit mining methods are used at the Thompson Creek mine. Cable shovels load the blasted material into trucks and, depending on grade, the material is hauled either to the waste dumps, the crusher, or the stockpile. The shovels have a 25 yd.3 capacity and the newer trucks are rated at 190 tonnes. Thompson Creek recently purchased a new Bucyrus 495HR 40 yd.3 capacity shovel. A crusher is located adjacent to the pit; crushed rock is conveyed 7,000 feet to the concentrator. Waste rock is hauled to the waste rock dumps located adjacent to the pit. The waste dumps, as well as other areas of the mining operations, will be reclaimed and revegetated at the end of the mine life.
     Benches in the pit are 50 ft. high and the mine uses 50 ft. by 50 ft. by 50 ft. blocks for block modeling purposes. The final depth of the pit is planned for 1,200 ft. The open pit will be approximately 5,000 ft. long and 5,000 ft. wide. A pit plan is shown in Figure 18-1. The Consultants are of the opinion that sufficient dilution is included in the 50 ft. by 50 ft. by 50 ft. blocks.
     During a period of low molybdenum prices in 2001 and 2002, stripping of waste was curtailed in the pit in order to maintain a profitable mining operation. As a result, there is not enough reserve exposed in the open pit to be able to operate the concentrator at full capacity. The mine plan stripping tonnage has been increased over the next three years so that the current level of feed to the concentrator can be maintained. The Consultants have not examined the economics of expanding the stripping further, but recommend that this be done.

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N
968000 N
966000 N
964000 N
352000 E
354000 E
356000 E
358000 E
360000 E
6900
6500
6300
7200
-500
0
500
1000
1500
2000

SCOTT WILSON RPA
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 18-1
Blue Pearl Mining Ltd.
Thompson Creek Mine
Pit Plan - Phases 5, 6 and 7
Contour Interval = 100'

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PIT SLOPES
     Call & Nicholas, Inc. (CNI) reviewed the Phase 6 mine plan in December 2004 and confirmed that the pit slopes should be 47° for the north wall, 42° for the northeast wall, and 36° for the top part of the east wall, as per the CNI recommendations made in 2000. These recommendations assumed adequate wall drainage through major faults and fractured ground. CNI recommended that the mine continue its program of monitoring the pit slope with extensometers and surveying of prisms glued onto the pit walls.
     There was a small wall failure in the Debit Creek area of the pit in early 2006. CNI visited the site and made a number of recommendations, including checking the pit design in the area and installing additional instrumentation.
     The Phase 7 mine plan has been reviewed by Boyd, however, the pit slope assumptions have not been reviewed by CNI. The Consultants note that the same pit slope assumptions have been used in the Phase 7 design that had been recommended by CNI in 2000. The Consultants also note that the Phase 7 design has changed significantly from the Phase 6 design and, therefore, recommend that this review be carried out.
LIFE OF MINE PLAN
     Thompson Creek is currently using the Phase 5, 6, and 7 mine plans for a life of mine plan, as summarized in the Boyd report. In the life of mine plan, mining starts in May 2006 and continues until 2015. A total of 71.2 million tons at a grade of 0.118% Mo is milled; this includes inferred resources of 619,000 tons at 0.073% Mo (71.1 million tons after removal of the inferred resource). The average strip ratio is 2.33:1. Waste stripping tapers off significantly after 2008.
     The Consultants have adjusted the Boyd report life of mine plan by moving the mine plan commencement date from May 2006 to the end of September 2006. The adjusted life of mine plan is shown in Table 18-1. In the adjusted plan, operations continue from October 1, 2006 until 2015, milling a total of 71.1 million tons at a grade of 0.119% Mo. This tonnage includes inferred resources of 619,000 tons at 0.073% Mo. The average

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strip ratio becomes 2.20:1. For cash flow modeling purposes, the Consultants have removed the inferred resources as discussed in Item 17 of this report. A total of 69.5 million tons are milled (including the stockpiles) and 67 million tons are mined. After removing the inferred resources, the strip ratio becomes 2.22:1. The adjustments to the tonnage used in the cash flow model are shown below (all figures are in thousands of tons).

Boyd Reserve and stockpile tonnage	71,767
Less: Stockpile tonnage	2,461
Boyd Tonnage Estimate in mine plan (1)	69,306
Less: Inferred Resources	619

Proven and Probable Reserves Mined	68,687
Plus: Stockpile (1)	2,461

Total Proven and Probable Reserves	71,148
Less: May to Sept 2006 Production (2)	1,648

Reserves Milled in cash flow model	69,500
Less: Stockpile tonnage (1)	2,461
Reserves mined in cash flow model	67,039
Notes:	(1)	From Boyd (2006) Table 2

	(2)	From Boyd (2006) Table 1
     For reporting purposes, the Consultants have removed a small tonnage of inferred resources from the mine plan in preparing the cash flow model (Appendix 3). The inferred resources in the Boyd mine plan total 619,000 tons at 0.073% Mo, and would have a negligible effect on the economics of the Thompson Creek mine.
     The cash flow analysis completed by the Consultants commences on October 1, 2006, therefore, mining from June 1, 2006, to September 30, 2006, is not included in the cash flow model.

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TABLE 18-1 THOMPSON CREEK LIFE OF MINE PLAN
Blue Pearl Mining Ltd. — Thompson Creek Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	Total

Mine Production (1)
Mine Production (000’s tons) (2)	7,461	8,245	7,704	7,741	7,216	7,439	7,439	7,439	6977	0	67,661
Waste (000’s tons)	39,329	38,194	39,012	17,870	6,649	1,038	593	1,711	4252	0	148,648

Total (000’s tons)	46,790	46,439	46,716	25,611	13,865	8,477	8,032	9,150	11,229	—	216,309
Strip ratio	5.27	4.63	5.06	2.31	0.92	0.14	0.08	0.23	0.61		2.20

From Mine to Stockpile (000’s tons)	2,740	806	488	455	—	—	—	—	—	—	4,489
From Stockpile to Mill (000’s tons)	2,091	—	223	153	251	—	—	—	474	3389	6,581

Mill Production
Tons (000’s)	6,812	7,439	7,439	7,439	7,467	7,439	7,439	7,439	7,451	3,389	69,753
Operating Days	239	262	261	261	261	262	261	261	261	132	2,461
Tons per operating day	28,502	28,393	28,502	28,502	28,609	28,393	28,502	28,502	28,548	25,674	282,127
Grade (% Mo)	0.089	0.112	0.151	0.139	0.130	0.109	0.097	0.119	0.132	0.052	0.117
Recovery (%)	89.2	90.5	91.8	91.4	91.2	90.4	89.9	90.8	91.2	87.3	90.6
Molybdenum Production (000’s Ib Mo)	10,875	15,126	20,613	18,992	17,697	14,642	12,931	16,127	17,912	3,080	147,995

Costs
Total Operating Costs (US$ 000’s)	71,478	72,913	78,795	62,651	53,940	45,765	43,189	46,522	50,815	18,879	544,947
Unit Cost (US$/Ton Ore Milled)	10.49	9.80	10.59	8.42	7.22	6.15	5.81	6.25	6.82	5.57	7.81
Capital Costs (US$ 000’s)	3,482	4,171	3,066	3,080	2,818	1,306	808	745	720	650	20,846
Note:	(1)	Year end as of September 30

	(2)	Includes inferred resources of 619,000 tons at 0.073% Mo

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     As discussed previously, there is not sufficient material available in the life of mine plan to operate the concentrator at full capacity and hence the concentrator will only operate 10 days out of every 14 days for the life of the mine. The Consultants did not review the possibilities of expanding the operation further and accelerating stripping to maximize concentrator throughput. The Consultants are of the opinion that the economical feasibility of expanding the open pit for the purpose of operating the mill at full capacity should be reviewed. Part of this study would be to review the possibility of expanding the reserves at the mine as well. This will be a complex study because there are several factors involved including the limited capacity of the existing tailings impoundment, possible locations of other tailings impoundment areas, and the location of alternative waste dump sites.
     The Consultants reviewed the life of mine plan for the next 10 years commencing October 1, 2006, and believe that the production targets are reasonable. The Consultants, however, are of the opinion that the production plan needs to be reviewed in order to determine the economics of expanding the pit so the mill can be operated at full capacity.
MINE EQUIPMENT
     The mine equipment is listed in Appendix 1. The mine has just purchased two new Caterpillar 789C haul trucks and a new Bucyrus 495HR shovel. These purchases were deemed by Boyd as necessary for the increase in production called for in the Phase 7 mine plan. Assembly of the shovel was nearing completion at the time of the Consultants site visit.
MINERAL PROCESSING
     The Thompson Creek concentrator produces MoS2 concentrate, which is shipped to the Langeloth metallurgical facility for roasting.
     The gyratory crusher discharge is stored in a coarse ore stockpile with a design capacity of 25,000 tons per day. The material is withdrawn from the stockpile by two parallel lines of apron feeders to two grinding circuits consisting of a SAG mill and a ball

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mill each. Plant throughput is 28,500 tons per day. The average grade is approximately 0.2% Mo.
     The SAG mill operates in open circuit while the ball mill operates in closed circuit with cyclones. The SAG and ball mill discharges are pumped together to the cyclones. The cyclone underflow is recycled to the ball mill and the overflow feeds two parallel banks of rougher-scavenger flotation cells. The rougher-scavenger concentrate is pumped to the first regrind ball mill and the tailings are pumped to the tailings pond. For six months of the year, the tailings are floated to remove the pyrite as a concentrate. The pyrite concentrate is pumped to subaqueous deposition in the tailings pond to avoid oxidation and acid generation.
     The rougher concentrate is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the mill and the overflow feeds the first cleaner and cleaner-scavenger flotation stage. The first cleaner concentrate is upgraded in the second and third cleaner flotation columns. The first cleaner-scavenger concentrate is recycled to the regrind ball mill and the tailings are discharged with the rougher-scavenger tailings.
     The third column cleaner concentrate is screened as a first step to producing different grades of molybdenum. The screen oversize is processed into a superfine product while the undersize is processed through a leaching circuit to produce high-grade product.
     The screen oversize is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the regrind mill. The cyclone overflow is upgraded twice in column cells. The concentrate is filtered, dried then dry ground in a jet mill to produce a fine product or further ground in a pancake mill to produce the superfine product. The products are packaged in drums.
     The screen undersize is dewatered in a thickener then batch leached in a hot ferric chloride circuit at 90°C for three hours to remove lead, copper, and uranium. The leach

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slurry is filtered in filter presses. The filter cake is dried then bagged, while the filtrate is neutralized then discarded as tailings.
     Off-gases from the dryers are scrubbed in wet scrubbers prior to discharging to atmosphere.
     In the Consultants’ opinion, if normal historical operating and maintenance practices are continued, the mill should continue to have an acceptable overall annual availability at the capacity rating of 28,500 tons per day, through the mine plan to 2015 notwithstanding the fact that the current planned operation is 70% of capacity. The mill was placed in operation in 1983 and appears to have been reasonably well maintained. Potential areas that may require capital expenditure in the near term include modernization of control systems and upgrades to the acid leaching circuit.
LANGELOTH
     The Langeloth metallurgical plant is located in Langeloth, Pennsylvania, approximately 25 miles west of Pittsburgh. The facility receives molybdenum sulphide concentrate from the Thompson Creek mine and concentrator near Challis, Idaho, and tolled concentrate from various third party operations.
     The concentrate is roasted in conventional rotary grate roasters to produce molybdenum oxide. The off-gas from the roasters is cleaned in cyclones, cooled (if necessary) in a sonic spray chamber, and fine particulate is removed in electrostatic precipitators. The cleaned off gas is processed in an acid plant to remove sulphur dioxide. The clean gas is then discharged through a 500 ft. stack.
     Approximately 30% of the MoO3 is sold as oxide. The balance is further processed at Langeloth to produce ferromolybdenum (FeMo), which is predominantly used as an alloy in steel making. The process employed at Langeloth to produce FeMo is thermochemical, using readily available reagents. The FeMo is packaged for shipment in a variety of containers to suit the needs of customers.

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     The facility processes spent catalyst material in two of the six roasters. The material is upgraded primarily in nickel concentration. Most of this material is toll roasted and after processing is shipped to nickel smelters in North America. The off-gas that results from roasting of spent catalyst does not contain any appreciable amounts of sulphur dioxide. The off-gas particulates are removed in cyclones and an electrostatic precipitator before being discharged through the stack.
     The facility is old, having been in operation since the 1940s. Potential requirements for capital improvement include: modernization of control systems, stack lining repair, and ongoing acid plant annual component replacement. In the Consultants’ opinion, if normal and historical operating and maintenance practices are continued, the mill should continue to have an availability in the range of 95% of annual scheduled operating hours for the expected mine life to 2016.
RECOVERABILITY
     The monthly average recovery in the Thompson Creek concentrator varied from 91.6% in November 2005 to 93% in March 2006 for head grades of 0.149% Mo and 0.189% Mo, respectively. The Consultants note that the recovery correlates well with head grade based on the 2001 to 2006 operating data for head grades between 0.068% Mo and 0.189% Mo. The corresponding recovery ranges between 81% and 93%.

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TRUCK DUMP
COARSE ORE PILE
SAG AND BALL MILLS
FINAL TAILS
TAILS
ROUGHER FLOTATION
TAILS
PYRITE SEPARATION
PYRITE
REGRIND
SUB AQUEOUS DEPOSITION
TAILS
1st CLEANER FLOTATION
TAILS
SCAVENGER
TAILS
2nd CLEANER FLOTATION
3rd CLEANER FLOTATION
TAILS
OVERSIZE
SCREENING
UNDERSIZE
LEACHING
REGRINDING
DRYING AND PACKAGING
TAILS
CLEANING
HPM DRYING AND PACKING

Figure 18-2

Blue Pearl Mining Ltd.

Thompson Creek Mine

Cluster County, Idaho, U.S.A

Process Flow Sheet

July 2006

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MARKETS
MOLYBDENUM MARKET AND PRICES
     Molybdenum’s most common ore is molybdenite (MoS2) which is mined as both a primary ore or as a secondary mineral in copper mining. Approximately 75% of molybdenum is used for high-strength and temperature resistant steel alloys or as a substitute for nickel in steel alloying. Molybdenite is also used as a high temperature lubricant, due to its favourable atomic structure.
     World production for molybdenum increased to 163,000 tons in 2005 from 141,000 tons in 2004. The price of molybdenum has also increased substantially, from US$2.60 per pound in January 2002 to US$26.25 per pound in June 2006.
     The Consultants do not express an opinion on future molybdenum prices. These estimates of prices are derived from reports on molybdenum production and market forecasts published on www.sedar.com including reports by Wardrop, marketfriendly, and Neil S. Seldon & Associates. For the cash flow model in the Economic Analysis section below, the Consultants have used a molybdenum price scenario whereby the price declines over the next few years to a long-term price which is based on various opinions expressed by mining analysts in technical reports on other molybdenum projects.
     The Consultants have used the following prices in the base case analysis:
     Metal prices:
o	US$25.00 per pound of molybdenum oxide in 2006/07

o	US$15.00 per pound of molybdenum oxide in 2007/08

o	US$10.00 per pound of molybdenum oxide in 2008/09

o	US$8.00 per pound of molybdenum oxide after 2009
     The Consultants note that the molybdenum prices have varied significantly over the last few years and, therefore, have also included a sensitivity analysis to demonstrate the effect of this variation in prices. To determine the sensitivity of the mine to molybdenum

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prices, the Consultants have prepared life of mine forecasts, with long-term molybdenum prices declining from US$25 to US$5, US$10, US$15, and US$20.
     FIGURE 18-3 HISTORICAL MOLYBDENUM PRICES
CONTRACTS
     Blue Pearl has entered into a distributorship and sales agreement appointing an arm’s length third party as the exclusive distributor of up to 20% of all molybdenum produced from the Thompson Creek mine and Langeloth plant in any country in Asia and Oceania for a period often years, commencing on January 1, 2007.
     In September 2005, Thompson Creek entered into a sales agreement with respect to the Thompson Creek mine which takes effect on January 1, 2008, pursuant to which Thompson Creek agreed to sell 5% of all technical grade molybdic oxide from Phase 6 of the Thompson Creek mine plan (the “Product”), estimated to be four million pounds of molybdenum, at a price of not less than US$4.50 or more than US$7.50 per pound of molybdenum derived from the Product.

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     Also in September 2005, Thompson Creek agreed to sell a further 5% of all Product, estimated to be another four million pounds of molybdenum, at prices to be determined at a discount to the market price of molybdenum at the time of shipment with a floor at US$4.50 per pound of molybdenum, such agreement to take effect on the first day following the first two month period during which Thompson Creek Mine’s concentrator has produced at least 100,000 pounds of molybdenum disulphide from the Phase 6 reserves.
     Thompson Creek has advised the Consultants that it has many different customers and, therefore, sells molybdenum in many different ways including bill of sale, contracts, or sales by agents. For purposes of the economic analysis in this report, the Consultants have assumed that all the molybdenum sold by Thompson Creek is sold F.O.B. at the Langeloth plant and that Thompson Creek’s customers pay all subsequent delivery charges. The Consultants are not aware of any other material contracts existing at the Thompson Creek mine.
ENVIRONMENTAL CONSIDERATIONS
THOMPSON CREEK MINE
     The Thompson Creek mine has been in operation since 1983. The operation has been nearly continuous albeit at a lower rate in times of low molybdenum prices.
     The operation is clean and appears to be well managed. The environmental concerns are primarily around waste rock acid drainage and tailings. During the Consultants’ site visit and interviews with the site management, there were no apparent environmental non-compliance issues.
     The reclamation and closure bond at the Thompson Creek mine including cash security and insurance is $35 million. The long-term closure risks are associated with acid rock drainage and tailings containment.

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TAILING STORAGE
     In the longer term, the tailings storage facility may be cause for concern. The tailings dam is a centre line construction where the tailings slurry is cyclonal and the coarse fraction is used to build the dam. In order to minimize acid rock drainage on the downstream slope of the dam, a pyrite removal circuit has been added in the process. The dry downstream slope of the dam is subject to wind erosion. This wind erosion problem is being investigated by the regulators and could become an issue for the Thompson Creek mine. The tailings dam as designed has a limited capacity to expand.
     The Thompson Creek mine tailings impoundment is a centre line structure where the tailings are cycloned, with the coarse fraction forming the downstream face of the dam. The cyclone split is approximately 45% coarse going downstream face and 55% going upstream as the fine fraction. The coarse fraction is at approximately 70% solids by weight, which suggests over 40% water by volume. The ongoing phreatic zone measurements in the dam are at the bedrock tailings interface, except for one small area. The dam is generally functioning as designed. The introduction of the pyrite circuit to reduce the sulphides in the tailings has been effective in reducing acid rock drainage (ARD) on the downstream face of the dam and has recently demonstrated better water quality in the seepage. The seepage downstream of the dam is approximately 1,100 gpm in summer, reducing to 800 gpm in winter.
     The total capacity of the dam which is limited by the height of land at the east end of the dam centre line will be reached in Phase 7 ore development in 2016. An upstream lift on the dam has been discussed but the geotechnical investigations have not been completed. This change in the dam design would require regulatory approval prior to continuing with further development of the Phase 7 open pit. The dam is generally functioning as designed. The introduction of the pyrite circuit to reduce the sulphides in the tailings has been effective in reducing acid rock drainage (ARD) on the downstream face of the dam and has recently demonstrated better water quality in the seepage. The seepage downstream of the dam is approximately 1100 gpm in the summer, reducing to 800 gpm in the winter.

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     The dam is inspected and monitored on a regular basis by the mill department under the direction of Mr. Gregory Hurless, Mill Manager. The external inspections of the dam are done by Mr. John Andrews, P.E., Geotechnical Engineer with Water Management Consultants in Fort Collins, Colorado. The responsible government authority for the dam is the Idaho Department of Water Quality — Dam Safety and Storage under the direction of Mr. Sonny Hornbaker.
     The long-term closure risks with the Thompson Creek Mine are associated with acid rock drainage and tailings containment. The infrastructure for ARD collection of the Pat Hughes and Buckskin waste rock dumps is largely in place. Some additional capital will be required for treatment. The ongoing operating cost on closure will likely be in the order of $1 million a year.
     The Thompson Creek Mining Company was issued a Unilateral Administrative Order in October 2005 to clean up the old Tungsten Jim Mine Site under CERCLA by the US Forest Service as part of the United States Department of Agriculture. The Tungsten Jim Mine Site consists of three sites; The Tungsten Jim Mine Site which extends from the main mine area downstream along Thompson Creek to include two associated mill areas, the Scheelite Jim Mill area and the Scheelite Nellie Mill area. The mine operated intermittedly until 1977. Thompson Creek Mining Company inherited the abandoned sites when they took over Cyprus’ claims.
     The Tungsten Jim Mine Site consists of oxidized ore piles that were extracted from underground and not processed. There is approximately 20,000 cubic yards of material that has to be moved into a secure disposal site. The Scheelite Jim Mill has a pile estimated to contain approximately 10,000 cubic yards of tailings. This material also has to be moved to a secure disposal area. The Scheelite Nellie Mill area has been reclaimed and does not appear to require much more work. All structures have been removed from all three sites.

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     The order requires Thompson Creek Mining Company to clean up the sites. Based on a recent field inspection of the three sites, it is estimated that the clean up cost will be in the order of $1 to $1.2 million. Thompson Creek Mining Company has started the field evaluation and is in compliance with the Unilateral Administrative Order. It is anticipated that the clean up will be completed in 2007.
LANGELOTH METALLURGICAL PLANT — LANGELOTH, PENNSYLVANIA
     The Langeloth metallurgical plant is a pyrometallurgical facility which produces MoO3 and ferromolybdenum products. The plant also cleans / regenerates catalysts for various clients, primarily in the food industry. The metallurgical plant was purchased by Thompson Creek Metals Company from Cyprus Amax in 1993.
     The Langeloth metallurgical facility has a water treatment plant to control heavy metals to comply with an NPDES permit. An NPDES permit renewal was applied for in 1992 and is still pending. The facility is operating under the existing permit and the regulators have been doing their inspections and are aware of the permit situation. The discharge is small volume and, if the NPDES permit is tightened, it would be relatively inexpensive to go to zero discharge by using the excess heat from the roasters to evaporate the flow. The small amount of dried residue could be handled as hazardous waste and shipped off-site.
     The SO2 air emissions from the plant roasters are used as a feed for an acid plant. The particulates are removed through electrostatic precipitators and bag houses. There is a possibility that the bag house associated with the ferromolybdenum smelting may need upgrading.
     The facility is considered a Title V Air Emission Source. The plant has been operating with an expired air permit since the early 1990s. The new permit is pending issuance from the regulators. In discussions with the plant management, the Consultants were advised that a Renewal Application had been submitted in March 2006 and a new permit would be issued in the very near future. No new variances are expected in the new permit.

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     In conclusion, the Thompson Creek properties are well within the norm of well-managed properties with normal day-to-day environmental issues. The permits associated with the operation of the Thompson Creek Mine are in effect with one exception. The Air Pollution Operating Permit is expired and up for renewal, but existing permit requirements remain in effect until the new permit is issued.
TAXES
     Thompson Creek is subject to taxation on a state, federal, and local level. The Consultants are not experts in the area of taxation and, therefore, have not ascertained the levels of taxation that are applicable to the Thompson Creek operation. The Consultants recognize that the application of taxes will affect the overall profitability of the mining operation. For purposes of this Technical Report, which is to demonstrate that the mineral reserves are economic, taxes are not included in the cash flow model in the Economic Analysis section below.
CAPITAL AND OPERATING COST ESTIMATES
CAPITAL COSTS
     Major capital expenditures occur sporadically throughout the mine plan for additional mine equipment such as the newly purchased Bucyrus 495HR shovel, seven CAT 789C haul trucks, a motor grader and a track dozer, and for refurbishment of existing equipment. Final mine reclamation costs and equipment salvage value have been excluded from this forecast. Total capital expenditures are shown in Table 18-10
     Capital expenditures in Fiscal Year (FY) 2005 (ending September 30, 2006) include the purchase of a Bucyrus 495HR cable shovel and two CAT 789C haul trucks to achieve the production required by the mine plan. Additional capital expenditures are required through FY2009 for replacement of ageing auxiliary equipment and are necessary to maintain production at the Thompson Creek mine. Major rebuilds of the production shovels are scheduled for FY2010 and FY2011. Capital expenditures include upgrades to,

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and replacements of, mill processing equipment, tailings and water pipelines, and pumping equipment. Administrative and other capital expenditures include water pipelines, mine facilities, upgrades to the computerized accounting system and safety equipment. The capital expenditure forecast includes contingencies of 10% to 15% and capital for unidentified items in the plan.
     The Phase 7 plan requires capital spending on new equipment as detailed above. The plan also calls for US$1.6 million in capital spending in the mill for “tailings and water pipelines, mill screening equipment and a small track dozer” A further US$650,000 per year is included as a sustaining capital contingency. It is the Consultants’ opinion that these estimates are reasonable.
     The Consultants have not included any capital costs for the Langeloth plant in the economic analysis that follows. It has been assumed for purposes of modeling the Thompson Creek operations that the refining fees charged by the Langeloth plant are sufficient to cover the operation of the plant, capital costs, and a profit for the plant.
OPERATING COSTS
     The Consultants have compared the historical operating costs and the operating costs in the mine plan. The mine operating costs are expected to rise as a result of the increased stripping and increased production rate. This increase is reflected in the cost forecasts as shown in the mine plan, Table 18-1. The average operating cost in the life of mine plan is US$7.81 per ton milled and annual average cost is US$56.6 million. After the adjustments are made to the mine plan as discussed in the Mine Plan section of this report, the operating costs increases to US$7.84 per ton milled. It is the Consultants’ opinion that the costs are reasonable when compared to historical costs.
MANPOWER
     As a result of increased mining activity, the Thompson Creek workforce will increase. The current forecast calls for an increase to approximately 260 employees, from 104 in 2003, during the overburden stripping period. This will be reduced to 170

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employees during the remainder of the Phase 7 mining. This increase in workforce is also evident in the increase in the mining costs. The Consultants find the estimates reasonable and appropriate for the planned Phase 7 mining activities. The operations are non-union.
ECONOMIC ANALYSIS
     A pre-tax cash flow model has been generated from the Thompson Creek Phase 5, 6, and 7 mine plan production schedule, capital and operating cost estimates. A summary of the key criteria is provided below.
ECONOMIC ANALYSIS
REVENUE
     The Consultants prepared an economic analysis of the Thompson Creek mine assuming the physical parameters included in the Phase 7 Expansion Mine Plan. These included production rates, reserves, metallurgical recovery, and operating costs. Other economic variables are listed below:
•	Metal prices:
o	US$25.00 per pound of molybdenum oxide in 2006/07

o	US$15.00 per pound of molybdenum oxide in 2007/08

o	US$10.00 per pound of molybdenum oxide in 2008/09

o	US$8.00 per pound of molybdenum oxide after 2009
•	Revenue is recognized at the time of production.
     These estimates of prices are derived from reports on molybdenum and market forecasts published on the www.sedar.com website.
COSTS
     The Consultants are of the opinion that the costs as shown in the mine plan are reasonable. Other variables are listed below:
•	Mine life of 10 years.

•	Life of mine production plan as summarized in Table 18-1.

•	Mine life capital totals US$20.8 million.

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•	Average operating cost over the mine life is US$7.81 per short ton milled.
     It should be noted that the forecast prepared by the Consultants varies slightly from that prepared for Thompson Creek for the Phase 7 open pit. This is most likely due to rounding of figures. Inferred resource was not included in the cash flow model.
     The cost for transportation and treatment at the Langeloth metallurgical plan is estimated at US$ 0.523/lb Mo. This estimate was provided by Thompson Creek and is based on its current financial statements. The Consultants are of the opinion that these cost estimates are reasonable and appropriate.
CASH FLOW ANALYSIS
     The cash flow models prepared for the Thompson Creek mine are included in Appendix 3 as Tables 26-1, 26-2, 26-3, 26-4, and 26-5 and are prepared on a stand-alone basis. The base case undiscounted, pre-tax cash flow totals US$845.8 million over the mine life, the total cash cost is US$3.68 per pound of molybdenum, and the mine life capital cost is US$20.8 million, for a total production cost of US$565.8 million. Average annual molybdenum production during operation is 14.8 million pounds per year. Net Present Value (NPV) of the base case at a 10% discount rate is US$590 million. In the opinion of the Consultants, the cash flow model is a fair representation of the mine production and pre-tax revenue going forward, at the assumed metal prices, and demonstrates that the estimated mineral reserves are economic.
SENSITIVITY ANALYSIS
     The risks for the mine can be identified in both economic and non-economic terms. The following key parameters that have the largest effect on the economics have been examined by running cash flow sensitivities:
•	Head Grade

•	Recovery

•	Metal Price
     The economics of the Thompson Creek mine are less sensitive to:

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•	Operating Costs

•	Exchange Rate

•	Capital Costs
     The results of the sensitivity analyses are shown in Figure 18-4 and Table 18-2. The lower part of Table 18-2, containing the percentage change in NPV, is based on the data summarized in the upper part of the table which shows the change in the cash flow variables over the range of -20% to +20%. Metallurgical recoveries are capped at the base case values since it is unlikely that they will exceed the base case by the ranges used in the sensitivity analysis.
     To determine the sensitivity of the mine to molybdenum prices, the Consultants have prepared life of mine forecasts, with long-term molybdenum prices declining from US$25 to US$5, US$10, US$15, and US$20. These cases are summarized in Table 18-3 and the cash flows are included in Appendix 3.
     FIGURE 18-4 SENSITIVITY ANALYSIS FOR THOMPSON CREEK MINE

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TABLE 18-2 SENSITIVITY ANALYSIS FOR THOMPSON CREEK MINE
Blue Pearl Mining — Thompson Creek Mine

	Units	-20%	-10%	Base	+10%	+20%

Head Grade	%Mo	0.094	0.105	0.117	0.129	0.140
Metal Price	US$/lb	8.71	9.80	10.89	11.98	13.07
Operating Costs	US$ 000’s	435,958	490,452	544,947	599,442	653,936
Capital Costs	US$ 000’s	16,677	18,761	20,846	22,931	25,015
Recovery	%	72.45	81.50	90.56

	% Change in NPV
	Units	-20%	-10%	Base	+10%	+20%

Head Grade	%	-33%	-16%	0%	16%	33%
Metal Price	%	-34%	-17%	0%	17%	34%
Operating Costs	%	12%	6%	0%	-6%	-12%
Capital Costs	%	1%	0%	0%	0%	-1%
Recovery	%	-33%	-16%	0%
TABLE 18-3 PROJECT VALUE AT VARYING MOLYBDENUM PRICES
Blue Pearl Mining Ltd. -Thompson Creek Mine

Long Term Mo Price	NPV@10%
US$/lb Mo in Oxide	US$ M

5	$427.3
8	$589.9
10	$698.3
15	$1,045.6
20	$1,454.3
PAYBACK
     Payback is not applicable since the operation is ongoing and profitable.
MINE LIFE
     The mine plan indicates that the operation has sufficient reserves to continue at the proposed rates for 10 years, until 2016.

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19 INTERPRETATION AND CONCLUSIONS
CONCLUSIONS
1.	The Thompson Creek mine is a well established and important molybdenum producer that has operated since 1983. Production over the period 2001 to 2005 totals 27 million tons averaging 0.101% Mo for a total of 32 million pounds of molybdenum.

2.	The mineral resources were estimated in 2000 by The Winters Company (Winters) based on over 300,000 ft. of drilling in 280 holes. The database was verified by Winters.

3.	The Consultants reviewed the Winters mineral resource estimate for the Thompson Creek deposit. In the Consultants’ opinion, the database, methodology and classification used for the mineral resource estimate are in keeping with industry standards and are reasonable. The Thompson Creek mineral resources as of April 30, 2006 consist of 61.4 million tons of measured resource at 0.104% Mo, 135.5 million tons of indicated resource at 0.0.090% Mo, and 38.1 million tons of inferred resource at 0.066% Mo. These resources are at a cut-off grade of 0.04% Mo, which may be too high for current Mo prices.

4.	The Consultants reviewed the mineral reserve estimate for the Thompson Creek mine. Mineral reserves are included in the mineral resources. The reserve estimate is based on a 2006 open pit design by Thompson Creek reviewed by J.T. Boyd and Company. In the Consultants’ opinion, the pit design and mineral reserve estimate are reasonable. As of April 30, 2006, Thompson Creek mineral reserves consist of 31.0 million tons of proven reserve at 0.123% Mo and 40.1 million tons of probable reserve at 0.116% Mo.

5.	Cut-off grade for both the mineral resource and mineral reserve estimate is 0.04% Mo, which, in the Consultants’ opinion, may be too high for current Mo prices.

6.	The Consultants reviewed the life of mine plan for the next 10 years commencing October 1, 2006, and believe that the production targets, mine operating cost forecasts, and the capital cost forecast are reasonable. The Consultants, however, are of the opinion that the production plan needs to be reviewed in order to determine the economics of expanding the pit so the mill can be operated at full capacity.

7.	In the Consultants’ opinion, the Thompson Creek mine will generate a positive cash flow over the life of the mine, based on the economic assumptions used in this report.

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20 RECOMMENDATIONS
1.	The Consultants recommend a review of the production plan in order to determine the economics of expanding the pit so the mill can be operated at full capacity. This will be a complex study since additional tailings impoundment will be required.

2.	The Consultants recommend that the pit slope assumptions in the Phase 7 mine plan be reviewed by Call & Nicholas Inc.

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21 REFERENCES
Amoco Minerals Company (May 1982): Summary Geologic Report Thompson Creek Project Custer County, Idaho An Updated and Final Summery by the Cyprus Exploration Department.
Battrum, Denis (2006): Molybdenum Demand Drivers 2006, report by marketfriendly.
Bensing and Associates, Inc. (undated) Report to Thompson Creek Mining Company; Land Management.
Call & Nicholas, Inc. (March 28, 2006) Memorandum To: Mr. Mike Harvie / Thompson Creek Mining Company, Site Visit Report, August 17-19, 2005.
Call & Nicholas, Inc. (March 28, 2006) Memorandum To: Mr. Mike Harvie / Thompson Creek Mining Company, Site Visit Report, February 23-24, 2006.
Call & Nicholas, Inc. (December 2004): Geotechnical Evaluation for the Phase-6 Pit Slope Design, unpublished report for the Thompson Creek Mining Company.
Call & Nicholas, Inc. (September 22 2004): Memorandum To: Mike Harvie / Thompson Creek Mine August 2004 Site Visit — Thompson Creek.
Call & Nicholas, Inc. (April 7 2005): Memorandum To: Mr. Mike Harvie / Thompson Creek Mining Company Site Visit Report, March 24-25, 2005.
CRU International Ltd, (2005) Report to International Molybdenum on molybdenum prices, quoted in International Molybdenum plc share offering, undated.
Guilbert, John M. and Charles F. Park, Jr. (1986): The Geology of Ore Deposits; W.H. Freeman and Company.
Independent Mining Consultants, Inc. (September 1992): Review and Update of the Thompson Creek Reserve Model, unpublished report for Cyprus Thompson Creek Mining Company.
John T. Boyd Company (June 9, 2006) Memorandum to: Mike Harvie, Summery of Whittle Pit Analysis.
John T. Boyd Company (July 2006) Phase 7 Expansion Mine Plan Dependent Cost Forecast Prepared For Thompson Creek Metals Company.
John T. Boyd Company (November 2004) Phase 6 Expansion Mine Plan Dependent Cost and Capital Forecast Prepared For Thompson Creek Metals Company.

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Neil S. Seldon & Associates Limited (2005): Marketing and Commercial Input into a Scoping Study for the Max Moly Project, February 2005.
Schmidt, E.A., M. J. Broch and R.O. White (May 1982): Summary Geologic Report, Thompson Creek Project; unpublished report, Cyprus Exploration Department.
Thomson Creek Mine (2000-2005): Annual Reports 2001, 2002, 2003, 2004, 2005.
The Western Regional Climate Center, www.wrcc.dri.edu , Challis, Idaho historical weather reports.
The Winters Company (February 2000): Thompson Creek Mine Resource Estimation, Ore Reserve Estimation, Pit Design and Production Scheduling, unpublished report for Thompson Creek Mining Company.
The Winters Company (December 1997): 1997 Technical Audit of the Thompson Creek Molybdenum Mine, Idaho and the Endako Molybdenum Mine British Columbia, unpublished report for the Thompson Creek Metals Company, LLC.
Wardrop (April 2006) Report to: Adanac Moly Corp Ruby Creek Molybdenum Feasibility.

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22 SIGNATURE PAGE
     This report titled Technical Report on the Thompson Creek Mine, Located in Central Idaho, USA, prepared for Blue Pearl Mining Ltd. and effective September 30, 2005, was prepared and signed by the following authors:

(Signed and Sealed)

Dated at Toronto, Ontario	William E. Roscoe, Ph.D., P.Eng.
July 31, 2006	President / Consulting Geologist

(Signed and Sealed)

Dated at Toronto, Ontario	John T. Postle, P.Eng.
July 31, 2006	Consulting Mining Engineer

(Signed and Sealed)

Dated at Toronto, Ontario	Steve McMaster, P.Eng.
July 31, 2006	Consulting Engineer

(Signed and Sealed)

Dated at Toronto, Ontario	Hoe Teh, P.Eng.
July 31, 2006	Consulting Engineer

(Signed and Sealed)

Dated at Toronto, Ontario	Pierre C. Pelletier, P.Eng
July 31, 2006	Consulting Engineer

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23 CERTIFICATE OF QUALIFICATIONS
WILLIAM E. ROSCOE
     I, William E. Roscoe, P.Eng., as an author of this report entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, USA”, prepared for Blue Pearl Mining Ltd. and dated July 31, 2006, do hereby certify that:
1.	I am a Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Ontario, in 1966 with a Bachelor of Science degree in Geological Engineering, McGill University, Montreal, Quebec, in 1969 with a Master of Science degree in Geological Sciences and in 1973 a Ph.D. degree in Geological Sciences.

3.	I am registered as a Professional Engineer (No. 39633011) and designated as a Consulting Engineer in the Province of Ontario. I have worked as a geologist for a total of 40 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	More than 25 years experience as a Consulting Geologist across Canada and in many other countries

•	Preparation of numerous reviews and technical reports on exploration and mining projects around the world for due diligence and regulatory requirements

•	Senior Geologist in charge of mineral exploration in southern Ontario and Québec

•	Exploration Geologist with a major Canadian mining company in charge of exploration projects in New Brunswick, Nova Scotia, and Newfoundland
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the Thompson Creek mine on June 2, 2006.

6.	I am responsible for preparation of part of item 1 (Summary), item 7 to 14, part of item 17 and part of item 19 and item 20 in the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

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9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 31st day of July, 2006

(Signed and Sealed)

William E. Roscoe, P.Eng.

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JOHN T. POSTLE
     I, John T. Postle, P.Eng., as an author of this report entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, USA”, prepared for Blue Pearl Mining Ltd. and dated July 31, 2006, do hereby certify that:
1.	I am a Consulting Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of British Columbia, Canada, in 1965 with a Bachelor of Science (Applied) degree in Mining Engineering and Stanford University, Stanford, California, in 1968 with a Master Degree in Earth Sciences.

3.	I am registered as a Professional Engineer in the Provinces of Ontario (No. 37184017) and British Columbia (No. 6750). I have worked as a professional mining engineer for a total of 38 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements

•	Mining consulting services to international financial institutions, corporations, utilities and law firms

•	Senior Mining Engineer with a major Canadian mining company in charge of an open pit and underground operation

•	Mine Planning Engineer with a major Canadian mining company in charge of feasibility studies and long-term development plans

•	Past Chairman of the Mineral Economics Committee of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and Co-Chairman of a CIM Standing Committee on Ore Reserve Definitions
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the Thompson Creek mine on June 2, 2006.

6.	I am responsible for the overall preparation of the Technical Report and specifically part of item 1 (Summary), items 2 to 6, items 15 and 16, part of item 17 to 21.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared =1 in compliance with National Instrument 43-101 and Form 43-101F1.

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10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 31st day of July, 2006

(Signed and Sealed)

John T. Postle, P.Eng.

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STEPHEN MCMASTER
     I, Stephen McMaster, P.Eng., as an author of this report entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, USA” prepared for Blue Pearl Mining Ltd. and dated July 31, 2006, do hereby certify that:
1.	I am Engineer with Hatch Ltd., 2800 Speakman Dr., Mississauga, Ontario, L5K 2R7

2.	I am a graduate of Waterloo University, Waterloo, Canada, in 1980 with a Bachelor of Science degree in Chemical Engineering

3.	I am registered as a Practising Member of the Association of Professional Engineers of Ontario (30927503). I have worked as an Engineer for a total of 26 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous metallurgical projects around the world including design, operation and maintenance of metallurgical facilities
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the Langeloth facility on May 31, 2006, and the Thompson Creek facility on June 2, 2006.

6.	I am responsible for preparation of parts of Item 1 (Summary) of the Technical Report, specifically “Mineral Processing”, and Item 18 of the Technical Report, specifically “Mineral Processing”, “Langeloth” and “Recoverability”.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of NI43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI43-101, and the Technical Report has been prepared in compliance with NI43-101 and Form 43-101F1.

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10.	To the best of my knowledge, information, and belief, the Technical Report sections described in item 6 of this Certificate contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 31st day of July, 2006

(Signed and Sealed)

Stephen McMaster P.Eng.

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HOE TEH
     I, Hoe Teh, P.Eng., as an author of this report entitled “Technical Report on Thompson Creek Mine, Located in Central Idaho, USA” prepared for Blue Pearl Mining Ltd. and dated July 31, 2006, do hereby certify that:
1.	I am Senior Process Engineer with Hatch Ltd. of Suite 2200, 1066 W. Hastings Street, BC, V6E 3X2

2.	I am a graduate of University of British Columbia, Vancouver, BC, in 1973 with aB.A.Sc.

3.	I am registered as a Professional Engineer in the Province of British Columbia (Reg.#10452). I have worked as a metallurgical engineer for a total of 33 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Process engineering of base and precious metals flotation plants such as Eskay Creek, Newmont Mill 5, Antamina

•	Management of metallurgical programs for Galore Creek, Minto, New Gold
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the Thompson Creek Mine on June 2, 2006.

6.	I am responsible for the preparation of parts of Item 18 of the Technical Report, specifically “Mineral Processing” and “Recoverability”, and the appropriate parts of Item 1 Summary.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

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10.	To the best of my knowledge, information, and belief, the Technical Report section described in item 6 of this Certificate contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 31st day of July, 2006

(Signed and Sealed)

Hoe Teh, P.Eng.

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PIERRE C. PELLETIER
     I, Pierre C. Pelletier, P.Eng., as an author of this report entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, USA” prepared for Blue Pearl Mining Ltd. and dated July 31, 2006, do hereby certify that:
1.	I am Professional Engineer employed by Rescan Environmental Services Ltd. (Rescan), Sixth Floor, 1111 W. Hastings Street, Vancouver, British Columbia, V6E 2J3.

2.	I am a graduate of the University of Montana, Montana College of Mineral Science and Technology in 1993 and from Queens University with a Master of Science degree in Business Administration in 2002.

3.	I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 27928). I have worked as an environmental engineer for a total of 12 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and reported as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•	Manager Risk Evaluation of number of mines

•	Managed EIA for major projects

•	Environmental Manager Escondida Mine
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I did not visit the Thompson Creek Mine site, but Mr. Clem Pelletier, Process Chemist and President of Rescan, visited the site on June 2, 2006, and I have relied on many of his observations.

6.	I am responsible for the parts of item 1 and the parts of items 18 dealing with Environment and Permits in the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of NI43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI43-101, and the Technical Report has been prepared in compliance with NI43-101 and Form 43-101F1.

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10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 31st day of July, 2006

(Signed and Sealed)

Pierre C. Pelletier, P.Eng.

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24 APPENDIX 1
MINERAL AND MILL SITE CLAIMS

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TABLE 24-1 MINERAL AND MILL SITE CLAIMS
Blue Pearl Mining Ltd. — Thompson Creek Mine

			Number of
TCM#	Cyprus No.	Property Name	Claims

Patented Lode Mining Claims
II A 1	100144	CM	11
II A 2	100339	Debit	2

Patented Mill Sites
II B 1	100239	MS	53
II B 2	100341	MS	426

Unpatented Lode Mining Claims
II C 1	100101	Buckskin Group	6
II C 2	100102	Claims	0
II C 3	100103	Tungsten Jim	0
II C 4	100104	NN Claims	135
II C 5	100105	SW Claims	104
II C 6	100106	NE Claims	99
II C 7	100107	TA Claims	16
II C 8	100108	BK Claims	10
II C 9	100110	PH Claims	19
II C 10	100111	NW Claims	61
II C 11	100112	EE Claims	86
II C 12	100113	EER Claims	7
II C 13	100114	BC Claims	76
II C 14	100115	TS Claims	59
II C 15	100116	CH Claims	33
II C 16	100117	CM Claims	55
II C 17	100123	Peach Claims	4
II C 18		Cinnabar Claims	5

Unpatented Placer Claims
II D 1	100109	BB Placer Claims	12

Unpatented Mil	l Sites
II E 1	100120	Twin Apex	3
II E 2	100180	MS	117
II E 3		MS	2

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25 APPENDIX 2
MAJOR MINING EQUIPMENT

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TABLE 25-1 MAJOR MINING EQUIPMENT AT THOMPSON CREEK MINE
Blue Pearl Mining Ltd. — Thompson Creek Mine

Equipment Name	Description	Year purchased

Drill M4 (D10)	M-4 MARION DRILL	1980*
Drill M4 (D12)	M-4 MARION DRILL	1980*
Ingersol Rand Drill (D16)	IR DMM2 DRILL	1998
Ingersol Rand Drill (D17)	IR DMM3 DRILL	1999
O & K Shovel (S-5) RH120-C	RH120-C O&K SHOVEL	1995
P&H 2300 Shovels (S-1)	2300 XP P&H SHOVEL 28YD BUCKET	1980*
P & H 2300 Shovels (S-2)	2300 XP P&H SHOVEL 28YD BUCKET	1980*
P&H 21 00 Shovels (S-3)	2100 P&H SHOVEL 15YD BUCKET	1960*
Bucyrus 495HD(S-6)	Bucyrus 495HD 40YD Bucket	2006
992D(L17)	992D CAT LOADER
Cat 785B (T70)	150 TON785B CAT	1997
Cat 785B(T71)	150 TON 785B CAT	1997
Cat 785B (T72)	150 TON 785B CAT	1997
Cat 785B (T73)	150 TON 785B CAT	1997
Cat 789B (T74)	190 TON 789C CAT	2005
Cat 789B (T75)	190 TON 789C CAT	2005
Cat 789B (T76)	190 TON 789C CAT	2005
Cat 789B (T77)	190 TON 789C CAT	2005
Cat 789B (T78)	190 TON 789C CAT	2005
Wabco170(T-44)	170 TON WABCO HAULPAK	1980*
Wabco 170(T-47)	170 TON WABCO HAULPAK	1980*
Wabco 170(T-53)	170 TON WABCO HAULPAK	1980*
Wabco 170(T-54)	170 TON WABCO HAULPAK	1980*
Wabco 170(T-58)	170 TON WABCO HAULPAK	1980*
Wabco 170(T-59)	170 TON WABCO HAULPAK	1980*
Wabco 170(T-61)	170 TON WABCO HAULPAK	1980*
14 G Grader (MG 15)	14G CAT MOTOR GRADER	1982
14 G Grader (MG 16)	14G CAT MOTOR GRADER	1982
16 G Grader (MG 17)	16G CAT MOTOR GRADER	1985
16 H Grader (MG 18)	16H CAT MOTOR GRADER	2005
730 Articulated Cat 6X6	730 ARTICULATED TRUCK
834D (RTD 36)	834B CAT RUBBER TIRE DOZER
834D (RTD 37)	834B CAT RUBBER TIRE DOZER
834D (RTD 38)	834B CAT RUBBER TIRE DOZER
950 Loader (L18)	950 CAT LOADER
966 Loader (L19)	966F II WHEEL LOADER
966 Loader (L26)
988B Cable Reeler (RD31 )	988B CAT CABLE REELER
Cat 235 Trackhoe (TH 304)	CAT MOD 235	1984
Cat 235 Trackhoe (TH 305)	CAT MOD 235	1984
Cat 330CL Trackhoe (TH 306)	CAT MOD 330CL
Cat D 10N (TD02)	D10N CAT TRACK DOZER	1989
Cat D 10N (TD05)	D10N CAT TRACK DOZER	1991
Cat D 10 R (TD06)	D10R CAT TRACK DOZER	2003
Cat D 11 N (TD 07)	D11N CAT TRACK DOZER	1990
Cat D 6 H (TD 03M)	D6H CAT TRACK DOZER	1989

25-2

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Continuation of Table 25-1

Equipment Name	Description	Year purchased

Cat D 9 N (TD 04)	D9N CAT TRACK DOZER	1989
Wabco 35 D (WT72)	WABCO 35 TON TRUCK MOD 35	1981
Wabco 35 D (WT76)	WABCO 35 TON TRUCK MOD 35	1981
Wabco 85 (WT77)	WABCO 85 TON TRUCK MOD BFA-24	1981

Note:

*	Estimated year Purchased

25-3

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26 APPENDIX 3
MINE FORECASTS AT VARYING MOLYBDENUM PRICES

26-1

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TABLE 26-1 LIFE OF MINE FORECAST BASE CASE AT LONG RANGE MOLYBDENUM PRICE OF US$ 8/LB
Blue Pearl Mining Ltd. — Thompson Creek Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	Total

Mine Production (1)
Mine Production (000’s tons) (2)	7,461	8,245	7,704	7,741	7,216	7,439	7,439	7,439	6,355	0	67,039
Waste (000’s tons)	39,329	38,194	39,012	17,870	6,649	1,038	593	1,711	4,252	0	148,648

Total (000’s tons)	46,790	46,439	46,716	25,611	13,865	8,477	8,032	9,150	10,607	—	215,687
Strip ratio	5.27	4.63	5.06	2.31	0.92	0.14	0.08	0.23	0.67		2.22

From Mine to Stockpile (000’s tons)	2,740	806	488	455	—	—	—	—	—	—	4,489
From Stockpile to Mill (000’s tons)	2,091	—	223	153	251	—	—	—	843	3,389	6,950

Mill Production
Tons (000’s)	6,812	7,439	7,439	7,439	7,467	7,439	7,439	7,439	7,198	3,389	69,500
Operating Days	239	262	261	261	261	262	261	261	261	132	2,461
Tons per operating day	28,502	28,393	28,502	28,502	28,609	28,393	28,502	28,502	27,577	25,674	281,157
Grade(% Mo)	0.089	0.112	0.151	0.139	0.130	0.109	0.097	0.119	0.135	0.052	0.117
Recovery (%)	89.2	90.5	91.8	91.4	91.2	90.4	89.9	90.8	91.2	87.3	90.6
Molybdenum Production (000’s lb Mo)	10,816	15,080	20,624	18,902	17,706	14,660	12,974	16,076	17,687	3,077	147,264
Mo Price (US$/lb) (3)	25.00	15.00	10.00	8.00	8.00	8.00	8.00	8.00	8.00	8.00	10.89
Total Revenue (US$ 000’s)	266,340	222,812	203,142	148,947	139,521	115,522	102,236	126,679	139,373	24,246

Operating + Capital Costs (US$ 000’s)	74,960	77,084	81,861	65,731	56,758	47,071	43,997	47,267	51,535	19,529
Freight and Commission (US$ 000’s)	5,657	7,887	10,786	9,886	9,260	7,667	6,785	8,408	9,250	1,609
Conversion Loss	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Net Profit (US$ 000’s)	185,723	137,841	110,495	73,330	73,503	60,784	51,453	71,004	78,588	3,108	845,830

NPV@10%(US$ 000’s)	$589,865

Note:	(1) Year end as of September 30

(2) Excludes inferred resources of 619,000 at 0.073% Mo

(3) Price per lb molybdenum in Molybdenum Oxide

26-2

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TABLE 26-2 LIFE OF MINE FORECAST AT LONG RANGE MOLYBDENUM PRICE OF US$ 5/LB
Blue Pearl Mining Ltd. — Thompson Creek Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	Total

Mine Production (1)
Mine Production (000’s tons)(2)	7,461	8,245	7,704	7,741	7,216	7,439	7,439	7,439	6,355	0	67,039
Waste (000’s tons)	39,329	38,194	39,012	17,870	6,649	1,038	593	1,711	4,252	0	148,648

Total (000’s tons)	46,790	46,439	46,716	25,611	13,865	8,477	8,032	9,150	10,607	—	215,687
Strip ratio	5.27	4.63	5.06	2.31	0.92	0.14	0.08	0.23	0.67		2.22

From Mine to Stockpile (000’s tons)	2,740	806	488	455	—	—	—	—	—	—	4,489
From Stockpile to Mill (000’s tons)	2,091	—	223	153	251	—	—	—	843	3,389	6,950

Mill Production
Tons (000’s)	6,812	7,439	7,439	7,439	7,467	7,439	7,439	7,439	7,198	3,389	69,500
Operating Days	239	262	261	261	261	262	261	261	261	132	2,461
Tons per operating day	28,502	28,393	28,502	28,502	28,609	28,393	28,502	28,502	27,577	25,674	281,157
Grade(% Mo)	0.089	0.112	0.151	0.139	0.130	0.109	0.097	0.119	0.135	0.052	0.117
Recovery (%)	89.2	90.5	91.8	91.4	91.2	90.4	89.9	90.8	91.2	87.3	90.6
Molybdenum Production (000’s lb Mo)	10,816	15,080	20,624	18,902	17,706	14,660	12,974	16,076	17,687	3,077	147,264
Mo Price (US$/lb) (3)	25.00	15.00	10.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	8.89
Total Revenue (US$ 000’s)	266,340	222,812	203,142	93,092	87,201	72,201	63,897	79,174	87,108	15,154

Operating + Capital Costs (US$ 000’s)	74,960	77,084	81,861	65,731	56,758	47,071	43,997	47,267	51,535	19,529
Freight and Commission (US$ 000’s)	5,657	7,887	10,786	9,886	9,260	7,667	6,785	8,408	9,250	1,609
Conversion Loss	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Net Profit (US$ 000’s)	185,723	137,841	110,495	17,475	21,183	17,463	13,115	23,499	26,323	(5,984)	547,133

NPV@10%(US$ 000’s)	$427,269

Note:	(1) Year end as of September 30

(2) Excludes inferred resources of 619,000 at 0.073% Mo

(3) Price per lb molybdenum in Molybdenum Oxide

26-3

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TABLE 26-3 LIFE OF MINE FORECAST AT LONG RANGE MOLYBDENUM PRICE OF US$ 10/LB
Blue Pearl Mining Ltd. — Thompson Creek Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	Total

Mine Production (1)
Mine Production (000’s tons) (2)	7,461	8,245	7,704	7,741	7,216	7,439	7,439	7,439	6,355	0	67,039
Waste (000’s tons)	39,329	38,194	39,012	17,870	6,649	1,038	593	1,711	4,252	0	148,648

Total (000’s tons)	46,790	46,439	46,716	25,611	13,865	8,477	8,032	9,150	10,607	—	215,687
Strip ratio	5.27	4.63	5.06	2.31	0.92	0.14	0.08	0.23	0.67		2.22

From Mine to Stockpile (000’s tons)	2,740	806	488	455	—	—	—	—	—	—	4,489
From Stockpile to Mill (000’s tons)	2,091	—	223	153	251	—	—	—	843	3,389	6,950

Mill Production
Tons (000’s)	6,812	7,439	7,439	7,439	7,467	7,439	7,439	7,439	7,198	3,389	69,500
Operating Days	239	262	261	261	261	262	261	261	261	132	2,461
Tons per operating day	28,502	28,393	28,502	28,502	28,609	28,393	28,502	28,502	27,577	25,674	281,157
Grade(% Mo)	0.089	0.112	0.151	0.139	0.130	0.109	0.097	0.119	0.135	0.052	0.117
Recovery (%)	89.2	90.5	91.8	91.4	91.2	90.4	89.9	90.8	91.2	87.3	90.6
Molybdenum Production (000’s lb Mo)	10,816	15,080	20,624	18,902	17,706	14,660	12,974	16,076	17,687	3,077	147,264
Mo Price (US$/lb) (3)	25.00	15.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00	12.22
Total Revenue (US$ 000’s)	266,340	222,812	203,142	186,184	174,402	144,403	127,795	158,348	174,216	30,308

Operating + Capital Costs (US$ 000’s)	74,960	77,084	81,861	65,731	56,758	47,071	43,997	47,267	51,535	19,529
Freight and Commission (US$ 000’s)	5,657	7,887	10,786	9,886	9,260	7,667	6,785	8,408	9,250	1,609
Conversion Loss	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Net Profit (US$ 000’s)	185,723	137,841	110,495	110,567	108,384	89,665	77,012	102,674	113,431	9,170	1 ,044,961

NPV@10% (US$ 000’s)	$698,262

Note:	(1) Year end as of September 30

(2) Excludes inferred resources of 619,000 at 0.073% Mo

(3) Price per Ib molybdenum in Molybdenum Oxide

26-4

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TABLE 26-4 LIFE OF MINE FORECAST AT LONG RANGE MOLYBDENUM PRICE OF US$ 15/LB
Blue Pearl Mining Ltd. — Thompson Creek Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	Total

Mine Production (1)
Mine Production (000’s tons) (2)	7,461	8,245	7,704	7,741	7,216	7,439	7,439	7,439	6,355	0	67,039
Waste (000’s tons)	39,329	38,194	39,012	17,870	6,649	1,038	593	1,711	4,252	0	148,648

Total (000’s tons)	46,790	46,439	46,716	25,611	13,865	8,477	8,032	9,150	10,607	—	215,687
Strip ratio	5.27	4.63	5.06	2.31	0.92	0.14	0.08	0.23	0.67		2.22
From Mine to Stockpile (000’s tons)	2,740	806	488	455	—	—	—	—	—	—	4,489
From Stockpile to Mill (000’s tons)	2,091	—	223	153	251	—	—	—	843	3,389	6,950

Mill Production
Tons (000’s)	6,812	7,439	7,439	7,439	7,467	7,439	7,439	7,439	7,198	3,389	69,500
Operating Days	239	262	261	261	261	262	261	261	261	132	2,461
Tons per operating day	28,502	28,393	28,502	28,502	28,609	28,393	28,502	28,502	27,577	25,674	281,157
Grade(% Mo)	0.089	0.112	0.151	0.139	0.130	0.109	0.097	0.119	0.135	0.052	0.117
Recovery (%)	89.2	90.5	91.8	91.4	91.2	90.4	89.9	90.8	91.2	87.3	90.6
Molybdenum Production (000’s Ib Mo)	10,816	15,080	20,624	18,902	17,706	14,660	12,974	16,076	17,687	3,077	147,264
Mo Price (US$/lb) (3)	25.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	16.11
Total Revenue (US$ 000’s)	266,340	222,812	304,713	279,276	261,602	216,604	191,692	237,523	261,324	45,462

Operating + Capital Costs (US$ 000’s)	74,960	77,084	81,861	65,731	56,758	47,071	43,997	47,267	51,535	19,529
Freight and Commission (US$ 000’s)	5,657	7,887	10,786	9,886	9,260	7,667	6,785	8,408	9,250	1,609
Conversion Loss	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Net Profit (US$ 000’s)	185,723	137,841	212,066	203,659	195,584	161,866	140,909	181,848	200,539	24,324	1,644,359

NPV @10% (US$ 000’s)	$1,045,567

Note:	(1) Year end as of September 30

(2) Excludes inferred resources of 619,000 at 0.073% Mo

(3) Price per lb molybdenum in Molybdenum Oxide

26-5

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TABLE 26-5 LIFE OF MINE FORECAST AT LONG RANGE MOLYBDENUM PRICE OF US$ 20/LB
Blue Pearl Mining Ltd. — Thompson Creek Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	Total

Mine Production (1)
Mine Production (000’s tons) (2)	7,461	8,245	7,704	7,741	7,216	7,439	7,439	7,439	6,355	0	67,039
Waste (000’s tons)	39,329	38,194	39,012	17,870	6,649	1,038	593	1,711	4,252	0	148,648

Total (000’s tons)	46,790	46,439	46,716	25,611	13,865	8,477	8,032	9,150	10,607	—	215,687
Strip ratio	5.27	4.63	5.06	2.31	0.92	0.14	0.08	0.23	0.67		2.22
From Mine to Stockpile (000’s tons)	2,740	806	488	455	—	—	—	—	—	—	4,489
From Stockpile to Mill (000’s tons)	2,091	—	223	153	251	—	—	—	843	3,389	6,950

Mill Production
Tons (000’s)	6,812	7,439	7,439	7,439	7,467	7,439	7,439	7,439	7,198	3,389	69,500
Operating Days	239	262	261	261	261	262	261	261	261	132	2,461
Tons per operating day	28,502	28,393	28,502	28,502	28,609	28,393	28,502	28,502	27,577	25,674	281,157
Grade(% Mo)	0.089	0.112	0.151	0.139	0.130	0.109	0.097	0.119	0.135	0.052	0.117
m Recovery (%)	89.2	90.5	91.8	91.4	91.2	90.4	89.9	90.8	91.2	87.3	90.6
Molybdenum Production (000’s Ib Mo)	10,816	15,080	20,624	18,902	17,706	14,660	12,974	16,076	17,687	3,077	147,264
Mo Price (US$/lb) (3)	25.00	20.00	20.00	20.00	20.00	20.00	20.00	20.00	20.00	20.00	20.56
Total Revenue (US$ 000’s)	266,340	297,083	406,285	372,368	348,803	288,806	255,589	316,697	348,432	60,616

Operating + Capital Costs (US$ 000’s)	74,960	77,084	81,861	65,731	56,758	47,071	43,997	47,267	51,535	19,529
Freight and Commission (US$ 000’s)	5,657	7,887	10,786	9,886	9,260	7,667	6,785	8,408	9,250	1,609
Conversion Loss	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Net Profit (US$ 000’s)	185,723	212,112	313,638	296,751	282,785	234,067	204,807	261,022	287,647	39,477	2,318,029

NPV@10%(US$ 000’s)	$1,454,253

Note:	(1) Year end as of September 30

(2) Excludes inferred resources of 619,000 at 0.073% Mo

(3) Price per lb molybdenum in Molybdenum Oxide

26-6